ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

MARCH 31, 2023

SUITE 501, 543 GRANVILLE STREET
VANCOUVER, B.C. V6C 1X8

METALLA ROYALTY & STREAMING LTD.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED December 31, 2022

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INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form ("AIF") contains "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements are provided as of the date of this AIF and Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

The forward-looking statements are based on reasonable assumptions that have been made by Metalla as at the date hereof and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Metalla to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements (collectively, "Streams" and each individually a "Stream") or from which it will receive royalty payments pursuant to net smelter returns ("NSR Royalties"), gross overriding royalties ("GOR Royalties"), gross value royalties ("GVR Royalties") and other royalty agreements or interests (collectively, "Royalties" and each individually a "Royalty") and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of Streams and Royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its Streams and Royalties;
  that some Royalties or Streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those Royalties and Streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some Royalty and Stream interests are subject to rights of other interest-holders;
  that Metalla's Royalties and Streams may have unknown defects;
  risks related to Metalla's sole material asset, the Côté Property (as defined below);
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in Ukraine;
  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus ("COVID-19") global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  that project operators may not respect contractual obligations;

  that Metalla's Royalties and Streams may be unenforceable;
  risks related to conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks associated with the Third ATM Program (as defined below);
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change;
  environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla; and
  risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws.

as well as those factors discussed under the heading "Risk Factors" in this AIF.

Forward-looking statements included in this AIF include statements regarding:

  the completion of future transactions;
  our plans and objectives;
  our future financial and operational performance;
  expectations regarding the Streams of Metalla;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each Royalty;

  the future outlook of Metalla and the mineral reserves and resource estimates for the Côté Property and other properties with respect to which the Company has or proposes to acquire an interest;
  the expected output, costs, and date of commercial production for the Côté Property and other properties with respect to which the Company has or proposes to acquire an interest;
  future gold and silver prices;
  the date upon which owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart operations or resume planned operations;
  other potential developments relating to, or achievements by, the counterparties for our Stream and Royalty agreements, and with respect to the mines and other properties in which we have, or may acquire, a Stream or Royalty interest;
  estimates of future production, costs and other financial or economic measures;
  prospective transactions, growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future sales of Common Shares (as defined below) under the Third ATM Program;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla, including with respect to CentroGold (as defined below) in accordance with the Jaguar Sale Agreement (as defined below).

Estimates of mineral resources and mineral reserves are also forward-looking statements because they involve estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices.

Forward-looking statements are based on a number of material assumptions, which management of Metalla believe to be reasonable, including, but not limited to, that owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart their operations on the timetables currently proposed by such persons, the continuation of mining operations from which Metalla will purchase precious or other metals or in respect of which Metalla will receive Royalty payments, that commodity prices will not experience a material decline, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and achieve their stated production outcomes and such other assumptions as may be set out herein.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Investors and readers of this AIF should also carefully review the risk factors set out in this AIF under the heading "Risk Factors".

Technical and Third-Party Information and Cautionary Note for United States Readers

Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Metalla holds Royalty, Stream or other interests, including the disclosure in this AIF under the heading "Material Asset" is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla. Specifically, as a Royalty or Stream holder, Metalla has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Metalla is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Metalla, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and may have limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Metalla's Royalty, Stream or other interest. Metalla's Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

As at the date of this AIF the Company considers its Royalty and Stream interests in the Côté Property to be its only material mineral property for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Information included in this AIF with respect to the Côté Property has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Côté Property is based on the technical report entitled "Technical Report on the Côté Gold Project, Ontario, Canada - Report for NI 43-101" having an effective date of June 30, 2022 which technical report was prepared for IAMGOLD Corporation ("IAMGOLD"), and filed under IAMGOLD's SEDAR profile on www.sedar.com, and information that has been provided by IAMGOLD and/or has been sourced from their news releases with respect to the Côté Property.

Unless otherwise indicated, all of the mineral reserves and mineral resources disclosed in this AIF have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the "SEC").

Accordingly, the scientific and technical information contained in this AIF, including estimates of mineral reserves and mineral resources, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Charles Beaudry, M.Sc., P.Geo. and géo. for Metalla and a "Qualified Person" under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

Currency Presentation

All dollar amounts referenced as "C$", "CAD" or "CAD$" are references to Canadian dollars, all references to "$", "US$", "USD" or "USD$" are references to United States dollars, and all dollar amounts referenced as "AUD$" or "A$" are references to Australian dollars.

In 2020, the Company changed its fiscal year end from May 31 to December 31. The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada.

	Year Ended December 31	Year Ended December 31	7 Months Ended December 31
	2022	2021	2020
Rate at end of period	C$1.3544	C$1.2678	C$1.2732
Average rate during period	C$1.3013	C$1.2535	C$1.3232
High rate for period	C$1.3856	C$1.2942	C$1.3682
Low rate for period	C$1.2451	C$1.2040	C$1.2718

CORPORATE STRUCTURE

Metalla was incorporated on May 11, 1983 pursuant to the Company Act (British Columbia) under the name Cactus West Explorations Ltd. The Company's name was changed to Cimarron Minerals Ltd. and its share capital was consolidated on a five (old) for one (new) basis, on April 29, 1996. On May 1, 2000, the Company's name was changed to DiscFactories Corporation, and its share capital was consolidated on a two (old) for one (new) basis and the Company was continued into the federal jurisdiction under the Canada Business Corporations Act. On February 20, 2007, the Company completed a change of business transaction pursuant to which it changed its name from DiscFactories Corporation to Excalibur Resources Ltd. On January 11, 2010, its share capital was consolidated on an eight (old) for one (new) basis. On December 1, 2016 it changed its name from Excalibur Resources Ltd. to Metalla, and completed a share consolidation on a three (old) for one (new) basis. On November 16, 2017, Metalla continued under the Business Corporations Act (British Columbia) ("BCBCA").

On December 17, 2019 (the "Effective Date"), Metalla completed a share consolidation (the "Share Consolidation") on a one common share of the Company ("Common Share") (new) to four Common Shares (old) basis. Unless otherwise indicated in this AIF, all references to Common Shares, Common Share purchase warrants, stock options or RSUs issued prior to the Effective Date (collectively, the "Consolidated Securities"), including the exercise price and/or conversion prices in respect to any of the Consolidated Securities, have been adjusted to reflect this Share Consolidation.

The Company's head office is located at 501-543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada. The Company's registered and records office is located at Suite 2800, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, Canada.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. As at the date of this AIF the Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "MTA", on the Frankfurt Exchange under the Symbol "X9C", and on the NYSE American stock exchange ("NYSE") under the symbol "MTA".

The Company has eleven (11) material subsidiaries: (i) MTA Canada Royalty Corp. which was incorporated under the laws of British Columbia; (ii) ValGold Resources Ltd. ("ValGold") which was incorporated under the laws of British Columbia; (iii) MTA Royalty & Streaming Pty Ltd. which was incorporated under the laws of Australia; (iv) Metalla S.A. which was incorporated under the laws of Argentina; (v) Royalty & Streaming Mexico, S.A. de C.V. which was incorporated under the laws of Mexico; (vi) Metalla SEZC which was incorporated under the laws of Cayman Islands; (vii) Metalla America Ltd. ("MTA America") which was incorporated under the laws of the State of Delaware; and (viii) Nueva Royalty Ltd. which was incorporated under the laws of British Columbia. MTA America has three wholly-owned subsidiaries, (i) Idaho Resources Corporation, which was incorporated under the laws of Nevada, (ii) Genesis Gold Corporation ("Genesis"), which was incorporated under the laws of Utah, and (iii) Geological Services Inc. ("GSI"), which was incorporated under the laws of Utah. Metalla SEZC has a 15% interest in Silverback Limited, a private Guernsey based company, which solely owns 100% of the New Luika Gold Mine silver Stream.

Inter-Corporate Relationships

The chart below illustrates the Company's material inter-corporate relationships as at the date hereof:

GENERAL DEVELOPMENT OF THE BUSINESS

Current Business of Metalla - 3 Year History

Listing on the NYSE

On January 8, 2020, Metalla commenced trading on the NYSE under the ticker symbol "MTA" and ceased trading on the over the counter venture market.

Acquisition of NuevaUnion royalty portfolio

On February 18, 2020, Metalla, along with its joint venture partner Nova Royalty Corp. (formerly, BatteryOne Royalty Corp.) ("Nova" and, collectively with Metalla, the "Purchasers"), jointly acquired a 2.0% NSR Royalty on future gold production from a portion of the La Fortuna deposit and prospective exploration grounds forming part of the NuevaUnion project located in the Huasco Province in the Atacama region of Chile (collectively, the "NuevaUnion Project"). The NuevaUnion Project is jointly owned by Newmont Corporation ("Newmont Mining") and Teck Resources Limited ("Teck"), and is one of the largest undeveloped copper-gold-molybdenum projects in the world.

As consideration for the transaction, the Purchasers will pay a total of $8 million to be satisfied in cash and common shares of the Purchasers. Metalla has agreed to pay 25% of the purchase price and Nova will pay 75% of the purchase price in proportion to the underlying commodity at the La Fortuna deposit. A total of $3 million in cash was paid by the Purchasers on closing of the transaction and an additional $1 million in cash was paid on the one year anniversary of the closing date. The remaining $4 million of the purchase price is payable equally in cash and common shares of the Purchasers upon the achievement of commercial production at the La Fortuna deposit (such common share price to be calculated based on a 10-day volume weighted average price as of the date prior to issuance or cash in certain circumstances).

Under the joint venture arrangement, Metalla will be entitled to all payments under the NSR Royalty with respect to gold production and Nova will be entitled to all payments under the NSR Royalty with respect to copper production, and all other payments under the NSR Royalty will be split evenly between the Purchasers.

Filing of Base Shelf Prospectus and Prospectus Supplements

On May 1, 2020, Metalla filed a short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and the Registration Statement enabled the Company to make offerings of up to C$200 million of Common Shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and Registration Statement remained effective.

On June 23, 2020, Metalla filed a prospectus supplement qualifying the distribution of 3,400,000 Common Shares to be sold by Coeur at a price of $5.30 per Common Share by way of Secondary Offering (as defined below). See Secondary Bought Deal Offering of Coeur Common Shares below for additional details regarding the Secondary Offering.

On September 4, 2020, Metalla filed a prospectus supplement qualifying the distribution of Common Shares having an aggregate sale price of up to $20,000,000 to be sold from time to time by a syndicate of agents in accordance with the terms and conditions of an equity distribution agreement dated September 4, 2020. See At-The-Market Equity Program below for additional details regarding the First ATM Program (as defined below).

On May 14, 2021, Metalla filed a prospectus supplement (the "Third Prospectus Supplement") qualifying the distribution of Common Shares having an aggregate sale price of up to $35,000,000 to be sold from time to time by a syndicate of agents in accordance with the terms and conditions of an equity distribution agreement dated May 14, 2021. See Third Prospectus Supplement and New Distribution Agreement for additional details.

Acquisition of Idaho Resources Corporation

On May 22, 2020, Metalla acquired 100% of the issued and outstanding shares of Idaho Resources Corporation ("IRC"), a Nevada corporation, for an aggregate amount of $4 million satisfied by the issuance of 357,121 Common Shares at a price of C$7.88 per Common Share and $2 million in cash.

IRC holds a 0.5% GOR Royalty on Nevada Gold Mine's ("Nevada Gold") Anglo/Zeke claim block in Eureka County, Nevada, which is located on a trend to the southeast of the Cortez operations and Goldrush project owned by Nevada Gold. Nevada Gold is a joint venture between Barrick Gold Corporation ("Barrick Gold") (61.5%) and Newmont Mining Corporation ("Newmont Mining") (38.5%).

IRC also holds a 1.5% GOR Royalty covering NuLegacy Gold Corporation's ("NuLegacy Gold") Red Hill project in Eureka County, Nevada, which is continuous to the southeast of the Anglo/Zeke claim block.

Acquisition of Wharf Royalty

On June 30, 2020, Metalla acquired a 1.3875% GVR Royalty on the operating Wharf mine ("Wharf") owned by Coeur from various third-party sellers for a total purchase price of $8.0 million. In conjunction with this transaction, Metalla agreed to sell a 0.3875% GVR Royalty to Coeur in consideration for the transfer of 421,554 Common Shares held by Coeur, representing $2.23 million in value based on a price of $5.30 per Common Share.

As a result, Metalla acquired a net 1.0% GVR Royalty in the Wharf mine for a total consideration of $5.77 million, consisting of $1.0 million in cash and the issuance of 899,201 Common Shares.

Wharf has been in production since 1983 and is an open pit, heap leach operation located in the Northern Black Hills of South Dakota. Wharf was originally acquired by Coeur in February 2015 from Newmont Mining, formerly Goldcorp Inc., for cash consideration of approximately $99.5 million.

Secondary Bought Deal Offering of Coeur Common Shares

On June 30, 2020, Metalla and Coeur completed a public offering of 3,910,000 Common Shares held by Coeur at a price of $5.30 per Common Share for gross proceeds to Coeur of $20,723,000 (the "Secondary Offering"), including 510,000 Common Shares offered as a result of the full exercise of the over-allotment option by the underwriters to the Secondary Offering.

The net proceeds of the Secondary Offering were paid directly to Coeur, and Metalla did not receive any proceeds from the Secondary Offering.

Prior to the completion of the Secondary Offering, Coeur owned 5,241,310 Common Shares, representing approximately 14.9% of the issued and outstanding Common Shares. Following the completion of the Secondary Offering and the repurchase by Coeur from Metalla of a 0.3875% royalty interest in Coeur's Wharf mine in exchange for 421,554 Common Shares previously held by Coeur (as described in the section "Acquisition of Wharf Royalty" above), Coeur's ownership of Metalla is now below reporting requirement thresholds for the purposes of applicable Canadian and U.S. securities laws.

Amendment, Conversion and Drawdown of Beedie Loan Facility

On July 29, 2020, Metalla announced that it had reached an agreement with Beedie Capital ("Beedie") to amend and restate (the "Amended and Restated Beedie Loan") its existing convertible loan facility (the "Original Beedie Loan", collectively with the Amended and Restated Beedie Loan, and as further amended from time to time, the "Beedie Loan Facility") pursuant to which (i) Beedie converted C$6.0 million of the outstanding C$7.0 million principal amount drawn under the Original Beedie Loan (the "Initial Advance") at a conversion price of C$5.56 per Common Share for a total of 1,079,136 Common Shares; (ii) the conversion price of the previously undrawn C$5.0 million tranche of the Original Beedie Loan was increased from C$5.56 to C$9.90 per Common Share; and (iii) the aggregate amount available under the Beedie Loan Facility was increased by an additional C$20 million. The second drawdown of C$5.0 million (the "Second Advance") pursuant to the Amended and Restated Beedie Loan occurred on August 6, 2020 at a conversion price of C$9.90 per Common Share.

The remaining C$1.0 million outstanding under the Initial Advance was converted by Beedie on October 30, 2020 at a conversion price of C$5.56 per Common Share, representing a 25% premium to the 30-day volume-weighted-average price ("VWAP") per Common Share as of March 15, 2019, for a total of 179,856 Common Shares

On March 17, 2021, Metalla completed a third drawdown of C$5.0 million under the Beedie Loan Facility (the "Third Advance") and the Second Advance was converted by Beedie at a conversion price of C$9.90, representing a 27% premium to the 30-day VWAP per Common Share as of July 28, 2020, for a total of 505,050 Common Shares. The Third Advance may be converted by Beedie at a price of C$14.30 per Common Share, representing a 20% premium to the 30-day VWAP of the Common Shares on the TSXV calculated as of March 16, 2021, in accordance with the terms of the Beedie Loan Facility.

On October 1, 2021, Metalla completed a fourth drawdown of an additional C$3 million (the "Fourth Advance") under the Beedie Loan Facility. The Fourth Advance may be converted by Beedie at a price of C$11.16 per Common Share, representing a 20% premium to the 30-day VWAP of the Common Shares on the TSXV calculated as of September 30, 2021, in accordance with the terms of the Beedie Loan Facility.

On August 9, 2022, the Company and Beedie entered into an agreement (the "First Supplemental Loan Agreement") to extend the maturity date of the Beedie Loan Facility from April 21, 2023, to January 22, 2024 (the "Loan Extension"). In consideration for the Loan Extension the Company incurred a fee of 2.0% of the drawn amount at that time, which was C$8.0 million. The C$160,000 fee will be convertible into Common Shares at a conversion price of C$7.34 per Common Share, calculated based on a 20% premium to the 30-day VWAP of the Common Shares on the trading day immediately prior to the effective date of the Loan Extension.

Any future advances from the remaining C$12.0 million made available by Beedie under the Beedie Loan Facility will require a minimum drawdown of C$2.5 million by Metalla with a conversion price based on a 20% premium to the 30-day VWAP of the Common Shares on the date of such advance.

The Beedie Loan Facility carries an interest rate of 8.0% on advanced funds and 1.5% on standby funds with principal repayment due on January 22, 2024. The Beedie Loan Facility is secured by certain assets of Metalla and can be repaid with no penalty at any time after the 12-month anniversary of each advance.

See “Amendment of Beedie Loan Facility” below.

Warrant Expiry Acceleration

On August 6, 2020, Metalla elected to accelerate the expiry of certain outstanding Common Share purchase warrants of Metalla exercisable at C$4.68 per Common Share and broker warrants exercisable at C$3.12 per Common Share.

At-The-Market Equity Program

On September 4, 2020, Metalla entered into a distribution agreement with a syndicate of agents including BMO Nesbitt Burns Inc., Cormark Securities Inc. and Eight Capital, as the Canadian agents, and BMO Capital Markets Corp. and Cormark Securities (USA) Limited, as the United States agents, to establish an at-the-market equity program (the "First ATM Program"). From inception to May 14, 2021, when the First ATM Program was terminated, Metalla sold a total of 1,809,300 common shares under the First ATM Program at an average price of $9.63 per share for gross proceeds of $17.4 million, with aggregate commissions paid or payable to the agents for the First ATM Program and other share issue costs of $0.9 million, resulting in aggregate net proceeds of $16.5 million.

Acquisition of Fosterville Royalty

On September 28, 2020, Metalla acquired an existing 2.5% GVR Royalty on the northern and southern extensions of Agnico Eagle Mines Limited’s ("Agnico Eagle") operating Fosterville mine from NuEnergy Gas Limited for total consideration of A$6.0 million, consisting of A$2.0 million in cash and the issuance of 467,830 Common Shares representing A$4.0 million in value based on the ten (10) trading day volume weighted average price of the Common Shares on the TSXV prior to the date of announcing the transaction.

The Fosterville mine is an underground gold mine in Victoria, Australia which has been in production since 2005.

Acquisition of Higginsville Gold Operations Royalty

On October 13, 2020, Metalla acquired an existing 27.5% price participation royalty interest on Karora Resource Inc.'s operating Higginsville Gold Operations from Morgan Stanley Capital Group, Inc. ("Morgan Stanley") for total consideration of $6.5 million satisfied by the issuance of 828,331 Common Shares to Morgan Stanley, representing $6.5 million based on the fifteen (15) trading day volume weighted average of the Common Shares on the NYSE as of market close on October 9, 2020.

The Higginsville Royalty is a 27.5% price participation royalty interest on the difference between the London pm fix gold price and A$1,340 per ounce gold price on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.

Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia, located less than 100 km south of the Kalgoorlie Super Pit. Higginsville has been in production since 1990 and the Royalty covers the core part of the property with the majority of all the active operations and near-term development projects spanning 28,300 hectares.

Exercise of La Fortuna Option

On October 22, 2020, Metalla exercised its option to acquire from Alamos Gold Inc. (NYSE: AGI; TSX: AGI) (together with its affiliates, "Alamos Gold") a 1.0% NSR Royalty on the La Fortuna project in Durango State, Mexico ("La Fortuna Royalty") owned by Minera Alamos Inc. ("Minera Alamos"). The aggregate consideration paid by Metalla for the La Fortuna Royalty was $1 million comprised of $400,000 in Common Shares, which was satisfied by Metalla on April 1, 2019 on closing of the asset purchase agreement (the "Alamos Royalty Agreement") with Alamos Gold, and an additional $600,000 in cash upon satisfactory due diligence in respect to the La Fortuna Royalty.

La Fortuna is a gold, silver and copper mine in Durango, Mexico currently being moved toward a production decision by Minera Alamos.

Appointment of Saurabh Handa as Chief Financial Officer

On October 27, 2020, Metalla announced that it appointed Saurabh Handa, CPA, CA as Chief Financial Officer of the Company effective as of November 1, 2020. Mr. Handa replaced William Tsang who served as Metalla's Chief Financial Officer since May 2017.

Mr. Handa has over 15 years of progressive senior level experience as a mining professional with experience in various areas including finance, mergers and acquisitions, taxation planning, treasury management, risk management, regulatory compliance, and multi-jurisdictional public company reporting. Please see "Director and Officers" below for more information regarding Mr. Handa's experience and accreditations.

Acquisition of Nevada Royalty Portfolio

On December 11, 2020, Metalla acquired 100% of the issued and outstanding shares of Genesis and GSI, two privately held Utah corporations, from two private vendors for total consideration of $4.125 million, consisting of $1.0 million in cash at closing and the issuance of 401,875 Common Shares as a milestone payment on January 4, 2021, representing $3.125 million in value based on the ten (10) trading day volume weighted average price of the Common Shares on the TSXV prior to closing.

Genesis and GSI together hold a portfolio of eleven NSR Royalties in Nevada and Utah. The Royalties cover more than 21,500 hectares of Carlin-type and epithermal deposits within the Battle Mountain-Eureka, Carlin and Independence trends in Nevada.

Metalla acquires AK and North AK Royalty, Kirkland Lake, Ontario

On February 15, 2021, Metalla acquired an aggregate 0.45% NSR Royalty on the AK and North AK Claims in Kirkland Lake, Ontario from two private vendors for a total consideration of C$681,820 in cash. The AK and North AK Claims are owned and operated by Agnico Eagle.

Metalla acquires Tocantinzinho Royalty

On March 17, 2021, Metalla acquired a 0.75% GVR Royalty on the mining claims, tenements and licenses comprising the Tocantinzinho Project located in Para State Brazil from Sailfish Royalty Corp. ("Sailfish") for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million was paid 60 days after closing. The Tocantinzinho Project is owned and operated by G Mining Ventures Corp. ("G Mining") (TSXV: GMIN; OTCQX: GMINF).

In 2022, G Mining announced it has completed a comprehensive financing package totaling $481 million for the development and construction of the Tocantinzinho Project, which is on track to achieve commercial production in the second half of 2024.

Metalla acquires CentroGold Royalty

On March 24, 2021, Metalla acquired an NSR Royalty on the CentroGold Project ("CentroGold") located in Maranhão State and Para State, Brazil from Jaguar Mining Inc. ("Jaguar") and Mineração Serras Do Oeste Ltda., a wholly owned subsidiary of Jaguar ("MSOL") pursuant to a purchase and sale agreement (the "Jaguar Sale Agreement") with Jaguar and MSOL. CentroGold is owned and operated by MCT Mineração Ltda., a wholly owned subsidiary of Oz Minerals Limited.

The Royalty is comprised of a 1.0% NSR Royalty on the first 500Koz ounces of gold production on CentroGold, a 2.0% NSR Royalty on the next 1Moz of gold production on CentroGold, and reverts to a 1.0% NSR Royalty on gold production thereafter in perpetuity.

Metalla paid Jaguar $7.0 million in cash at closing of the transaction and agreed to pay Jaguar up to $11.0 million in contingent post-closing payments, consisting of Common Shares and cash, upon the achievement of certain milestones relating to CentroGold.

The first milestone will be triggered upon (a) the grant of all applicable project licenses and, if required, the completion of any necessary community relocations allowing for full access to the CentroGold property, and (b) the litigation relating to the CentroGold project, including the injunction imposed thereon, being lifted or extinguished with no pending or expected appeal. The first milestone payment will be satisfied by Metalla issuing Common Shares with a value of $7.0 million based on the fifteen (15) trading day volume-weighted average price on the NYSE on a date that is 120 days following completion of the trigger. Metalla's obligation to make the first milestone payment will expire after ten years if the foregoing conditions have not been completed.

The second milestone will be triggered upon the CentroGold project achieving commercial production and will be satisfied by Metalla through a $4.0 million payment in cash. Metalla's obligation to make the second milestone payment will expire after fifteen years if the foregoing condition has not been completed.

Metalla acquires Del Carmen Royalty

On March 24, 2021, Metalla acquired a 0.5% NSR Royalty on the Del Carmen Project in San Juan, Argentina from COIN Hodl Inc. (formerly Malbex Resources Ltd.) for a total consideration of C$1.6 million in cash. The Del Carmen Project is operated by Minera Del Carmen S.A., an entity which is controlled by Barrick Gold.

Appointment of Douglas Silver as Director

On April 28, 2021, the Company appointed Douglas Silver to the board of directors of the Company as an independent director.

Metalla acquires additional La Fortuna Royalty

On April 30, 2021, the Company completed an acquisition from Argonaut Gold Inc., through its wholly-owned subsidiary, Minera Real Del Oro, S.A. de C.V., of a 2.5% NSR Royalty on the mineral concessions known as the La Fortuna property in the State of Durango, Mexico, pursuant to a royalty purchase and sale agreement, for a total consideration of $2.25 million in cash.

Third Prospectus Supplement and Second ATM Program

On May 14, 2021, Metalla filed the Third Prospectus Supplement qualifying the distribution of Common Shares having an aggregate sale price of up to $35 million to be sold from time to time by a syndicate of agents including BMO Nesbitt Burns Inc., PI Financial Corp, and Scotia Capital Inc. (the "Canadian Agents") and BMO Capital Markets Corp. and Scotia Capital (USA) Inc. (the "United States Agents" and, together with the Canadian Agents, the "Agents"), for a new at-the-market equity program (the "Second ATM Program" and, together with the First ATM Program, the "ATM Program") in accordance with the terms and conditions of an equity distribution agreement dated May 14, 2021 by and among Metalla and the Agents (the "Second Distribution Agreement").

From the effective date of the Second ATM Program until its termination on May 12, 2022, Metalla sold 1,990,778 Common Shares under the Second ATM Program at an average price of $8.18 per share for gross proceeds of $16.3 million, with aggregate commissions paid or payable to the agents under the Second Distribution Agreement and other share issue costs of $1.0 million, resulting in aggregate net proceeds of $15.3 million.

Metalla acquires Côté Royalty

On June 17, 2021, the Company completed an acquisition of an existing 1.35% NSR Royalty on a portion of the Côté deposit and all of the Gosselin deposit which form the Côté gold project (collectively, the "Côté Property") operated by IAMGOLD Corporation ("IAMGOLD"), for a total consideration of C$7.5 million in cash from arm's length sellers. The Company was granted a right of first refusal on the sale of the remaining 0.15% NSR Royalty held by one of the sellers.

The Côté Property is poised to become one of Canada's largest gold mines with an expected annual output of 495Koz in the first six years of operation with LOM total cash costs of $693/oz. Construction of the mine commenced in the fall of 2020 and is expected to ramp up to commercial production in the first half of 2024. The Côté Property currently boasts a 7.2Moz reserve, a measured and indicated resource of 13.6Moz and an inferred resource of 5.5Moz making it one of the largest gold resources in Canada. See "Material Asset - Côté Property" below for more information.

Metalla acquires Castle Mountain Royalty

On October 1, 2021, Metalla acquired an existing 5% NSR Royalty from an arm's length seller on the South Domes portion of the Castle Mountain gold mine ("Castle Mountain") owned by Equinox Gold Corp. ("Equinox Gold") for a total consideration of $15.0 million in cash. On closing, the Company paid $10.0 million in cash to the arm's length seller with the remaining $5.0 million of the purchase price to be paid within twenty months from the closing date bearing interest at a rate of 4% per annum from the closing date.

Equinox Gold's Feasibility Study, dated March 17, 2021 (with an effective date of February 26, 2021), outlines Castle Mountain to have an expected annual production output of 218Koz gold and total all-in sustaining cost of $858/oz over the 14-year Phase 2 mine plan.

First Amendment to Alamos Royalty Agreement

On February 8, 2022, the Company and Monarch Mining Corporation ("Monarch") entered into an agreement entitled "Agreement and First Amendment to Royalty Agreement", pursuant to which the Company paid $1.0 million to Monarch to remove the royalty exemption in respect of Beaufor mine and make certain consequential amendments to the Alamos Royalty Agreement.

Establishment of Environmental, Social and Governance Committee

On February 11, 2022, the board of directors of the Company established a new committee, the environmental, social and governance committee (the "ESG Committee"), to oversee the Company's environmental, social and governance ("ESG") practices.

The ESG Committee formalizes the Company's ongoing commitment to ESG principles in the evaluation and monitoring of the Company's Royalty and Stream interests and related corporate practices. The scope of the ESG Committee's mandate is to implement the Company's ESG policy and to evaluate and monitor the ESG performance of the companies which operate the properties in which the Company has a Royalty or Stream interest or is considering acquiring such an interest.

Filing of Second Base Shelf Prospectus

On May 12, 2022, Metalla filed a new short form base shelf prospectus (the "Second Shelf Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (the "Second Registration Statement") with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

The Second Shelf Prospectus and the Second Registration Statement will enable the Company to make offerings of up to C$300 million of Common Shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Second Shelf Prospectus and Second Registration Statement remains effective.

Fourth Prospectus Supplement and Third ATM Program

On May 27, 2022, Metalla filed a prospectus supplement (the "Fourth Prospectus Supplement") qualifying the distribution of Common Shares having an aggregate sale price of up to $50 million to be sold from time to time by the Agents, for a new at-the-market equity program (the "Third ATM Program") in accordance with the terms and conditions of a new equity distribution agreement dated May 27, 2022 by and among Metalla and the Agents (the "New Distribution Agreement").

Unless earlier terminated by the Company or the Agents, the New Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Common Shares sold under the Third ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) June 12, 2024.

From the effective date of the Third ATM Program to December 31, 2022, Metalla distributed 383,683 Common Shares under the Third ATM Program at an average price of $5.28 per share for gross proceeds of $2.0 million, with aggregate commissions paid or payable to the Agents of less than $0.1 million and other share issue costs of $0.2 million, resulting in aggregate net proceeds of $1.8 million.

Appointment of Amanda Johnston as Director

On August 16, 2022, the Company appointed Amanda Johnston to the board of directors of the Company as an independent director.

Metalla acquires Lac Pelletier Royalty

On October 4, 2022, Metalla acquired a 1.0% NSR royalty on the Lac Pelletier Project, located in Rouyn-Noranda, Quebec, owned by Maritime Resources Corp. ("Maritime") from an arm's length seller for total consideration of C$0.3 million in cash.

Metalla acquires Portfolio of Royalties from First Majestic

On December 21, 2022, the Company completed an acquisition of eight royalties on exploration, development and mining properties in Mexico from First Majestic Silver Corp. ("First Majestic") (NYSE: AG; TSX: FR), for a total consideration of $20 million in Common Shares based on the 25-day volume-weighted average price of shares traded on the NYSE prior to the date of the announcement at a price of US$4.7984 per share (representing an aggregate of 4,168,056 Common Shares).

The portfolio comprises of a total of eight royalties, including one producing gold royalty, four development silver royalties, and three advanced exploration silver royalties. The royalties cover 100% of all the concessions on the eight properties, all of which are located in Mexico:

  La Encantada: 100% GVR Royalty on gold production from the producing La Encantada mine located in Coahuila, Mexico operated by First Majestic, limited to 1,000 ounces annually;

  Del Toro: 2.0% NSR Royalty on the Del Toro mine, placed on care and maintenance, located in Zacatecas, Mexico owned by First Majestic

  La Guitarra: 2.0% NSR Royalty on the La Guitarra mine, placed on care and maintenance, located in Temascaltepec, Mexico owned by Sierra Madre Gold and Silver Ltd. ("Sierra Madre") (TSXV: SM);

  Plomosas: 2.0% NSR Royalty on the Plomosas project located in Sinaloa, Mexico owned by GR Silver Mining Ltd. ("GR Silver") (TSXV: GRSL);

  San Martin: 2.0% NSR Royalty on San Martin mine, placed on care and maintenance, located in Jalisco, Mexico owned by First Majestic;

  La Parrilla: 2.0% NSR Royalty on the Parrilla mine, placed on care and maintenance, located in Durango, Mexico. Golden Tag Resources Ltd. ("Golden Tag") (TSXV: GOG) has entered into an agreement with First Majestic to acquire a 100% interest in the property;

  La Joya: 2.0% NSR Royalty on the La Joya project located in Durango, Mexico owned by Silver Dollar Resources Inc. ("Silver Dollar") (CSE: SLV); and

  La Luz: 2.0% NSR Royalty on the La Luz project located in San Luis Potosi, Mexico owned by First Majestic.

The Company and First Majestic also entered into a securityholder rights and obligations agreement which, subject to certain conditions and phase outs over time, restricts transfers of the shares issued to First Majestic, and obligates First Majestic to vote the shares in favor of the Board's proposals for certain matters including the election of directors and approval of equity compensation plans, and to refrain from certain types of shareholder activism.

Subsequent Event to December 31, 2022

Metalla acquires Portfolio of Royalties from Alamos Gold

On February 23, 2023, the Company acquired one silver stream and three royalties from Alamos Gold Inc. for 939,355 Common Shares at a price of US$5.3228 per share (representing the 20-day volume-weighted average price on the NYSE American at signing).

  Esperanza: 20% silver Stream over the Esperanza project owned by Zacatecas Corp. ("Zacatecas") (TSXV: ZAC) located in Mexico;

  Fenn Gibb South: 1.4% NSR Royalty on the Fenn Gibb South project owned by Mayfair ("Mayfair") (TSX: MFG) located in Ontario, Canada;

  Ronda: 2.0% NSR Royalty on the Ronda project owned by Platinex Inc. ("Platinex") (CSE: PTX) located in Ontario, Canada; and

  Northshore West: 2.0% NSR Royalty on the Northshore West property owned by New Path Resources Inc. ("New Path") (CSE: RDY) located in Ontario, Canada.

Metalla acquires Lama Royalties

On March 9, 2023, Metalla completed the acquisition of one half of an existing 5% to 7.5% step scale gross gold proceeds royalty (constituting a 2.5% to 3.75% step scale gross gold proceeds royalty payable to Metalla) that is payable on gold bullion and unrefined gold, and one half of an existing 0.5% to 6% sliding scale NSR royalty (constituting a 0.25% to 3.0% sliding scale NSR royalty payable to Metalla) on copper and all other minerals (other than silver and gold), extracted from the Lama project owned and operated by a wholly-owned subsidiary of Barrick Gold, from an arm's length third party for $2.5 million in cash and 466,827 Common Shares at a price of $5.3553 per share (representing $2.5 million priced on the 15-day volume-weighted average price on the NYSE at signing). An additional $2.5 million in cash or Common Shares is to be paid to the third party within 90 days upon the earlier of (i) a 2 Moz gold proven & probable mineral reserve estimate on the royalty area, or (ii) 36 months after the closing for a total purchase price of $7.5 million in cash and Common Shares.

Amendment of Beedie Loan Facility

On March 30, 2023, the Company signed a binding term sheet with Beedie to amend its Beedie Loan Facility by: extending the maturity date to 48 months from the close of the amendment; increasing the Beedie Loan Facility by C$5.0 million from C$20.0 million to C$25.0 million; increasing the interest rate from 8.0% to 10.0% per annum; amending the conversion price of the Fourth Advance from C$11.16 per share to a 30% premium to the 30-day VWAP of the Common Shares measured at market close on the day prior to announcement of the amendment; amending the conversion price of C$4.0 million of the Third Advance from C$14.30 per share to the 5-day VWAP of the Common Shares measured at market close on the day prior to announcement of the amendment, and converting the C$4.0 million into shares at the new conversion price; and amending the conversion price of the remaining C$1.0 million of the Third Advance a 30% premium to the 30-day VWAP of the Common Shares measured at market close on the day prior to announcement of the amendment (the "Amendment"). All other terms of the Beedie Loan Facility remain unchanged, and the Amendment is subject to regulatory approvals.

Amendment to Castle Mountain Royalty

On March 30, 2023, the Company signed an amendment with the arm’s length seller of the Castle Mountain royalty to extend the maturity date of the $5.0 million Castle Mountain loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company will pay any accrued interest on the loan, effective April 1, 2023, the interest rate will increase to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024.

DESCRIPTION OF THE BUSINESS

Metalla is a publicly traded precious metals royalty and streaming company listed on the TSXV, NYSE and Frankfurt Exchange. Metalla's business model is focused on managing and growing its portfolio of Royalties and Streams. Metalla's long-term goal is to provide its shareholders with a model which provides:

  exposure to precious metals price optionality;

  a perpetual discovery option over large areas of geologically prospective lands which it acquires at no additional cost other than the initial investment;

  limited exposure to many of the risks associated with operating companies;

  free cash-flow and limited cash calls;

  high margins that can generate cash through the entire commodity cycle;

  diversity that is scalable, in which a large number of assets can be managed with a small stable overhead; and

  management focus on forward-looking growth opportunities rather than operational or development issues.

A Royalty is a non-dilutive asset level perpetual interest in an underlying mineral project that, when in production, provides topline cash relative to the percentage of the royalty. Depending on the nature of a royalty interest, the laws applicable to it and the specific project, the royalty holder is generally not responsible for, and has no obligation to contribute to operating or capital costs or environmental liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery for the minerals sold. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the agreement governing the terms of the royalty.

Principal Product

In the past five years, Metalla has deployed over C$200 million, comprised of cash consideration, Common Shares and other equity related structures, issued to sellers, across 32 transactions amassing a portfolio of over 80 Royalties and Streams. Metalla’s portfolio provides exposure to established counterparties, including Agnico Eagle, Pan American, Sandfire, SSR Mining Inc. ("SSR Mining"), St. Barbara Limited, Newmont Mining, Teck, Barrick Gold, Kirkland Lake Gold, OZ Minerals, Eldorado Gold, IAMGOLD, Eldorado Gold, First Majestic and many more.

The principal products of Metalla are: (i) precious metals that it has agreed to purchase pursuant to Stream agreements that it has entered into with mining companies; and (ii) Royalty payments pursuant to Royalty agreements acquired by Metalla or entered into with mining companies. Metalla is focused on precious metal streams and royalties for gold and silver.

The Company's sole material asset is its Royalty interest in the Côté Property. See "Material Asset below".

The following table summarizes the Royalty and Stream interests that are owned by Metalla or are under contract to be acquired as of the date of filing this AIF:

	Property	Operator	Location	Stage	Metal(1)	Terms
1.	Côté and Gosselin	IAMGOLD	Gogama, Canada	Development	Au	1.35% NSR Royalty
2.	Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Development	Au	2.0% NSR Royalty (subject to a 1.0% buy back for $7.5M)
3.	Wharf	Coeur Mining	South Dakota, U.S.A.	Production	Au	1.0% GVR Royalty
4.	Higginsville	Karora Resources	Higginsville, Australia	Production	Au	27.5% price participation royalty interest(2)
5.	Joaquin Mine	Pan American	Santa Cruz, Argentina	Development(14)	Au, Ag	2.0% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
6.	Cap-Oeste Sur East Mine	Pan American	Santa Cruz, Argentina	Development(14)	Au, Ag	1.5% NSR Royalty
7.	New Luika	Shanta Gold	Lupa Goldfields, Tanzania	Production	Au, Ag	Stream on 15% of Ag
8.	Endeavor Mine	CBH Resources(3)	NSW, Australia	Development(12) (14)	Zn, Pb, Ag	Stream on 100% of Ag(15)
9.	Fosterville	Agnico Eagle	Victoria, Australia	Development	Au	2.5% GVR Royalty
10.	Castle Mountain	Equinox Gold	California	Development	Au	5% NSR Royalty
11.	Fifteen Mile Stream (Hudson, Egerton-Maclean, 149 East Zone, Plenty deposit)	St Barbara	Nova Scotia, Canada	Development	Au	1.0% NSR Royalty
12.	Fifteen Mile Stream (Plenty deposit and Seloam Brook prospect)	St Barbara	Nova Scotia, Canada	Development	Au	3.0% NSR Royalty (subject to Royalty payor's buy back right to purchase two-thirds of the 3.0% NSR Royalty for a period five years)
13.	NuevaUnion	Newmont Mining and Teck	Chile	Development	Au	2.0% NSR Royalty(4)
14.	Garrison Mine	Moneta Gold	Kirkland Lake, Canada	Development	Au	2.0% NSR Royalty
15.	Hoyle Pond Extension	Newmont Mining	Timmins, Canada	Development	Au	2.0% NSR, subject to 500Koz exemption
16.	Zaruma	Pelorus Minerals	Ecuador	Development	Au	1.5% NSR Royalty
17.	Timmins West Extension	Pan American	Timmins, Canada	Development	Au	1.5% NSR Royalty (subject to a 0.75% buy back)
18.	Akasaba West	Agnico Eagle	Val d'Or, Canada	Development	Au, Cu	2.0% NSR Royalty, payable after 210Koz Au (subject to a 1.0% buy back for C$7.0 million)

	Property	Operator	Location	Stage	Metal(1)	Terms
19.	Aureus East Mine	Aurelius Minerals Inc.	Nova Scotia, Canada	Development	Au	1.0% NSR Royalty
20.	El Realito	Agnico Eagle	Sonora, Mexico	Production	Au, Ag	2.0 % NSR Royalty (subject to 1.0% buy back)
21.	La Fortuna	Minera Alamos	Durango, Mexico	Development	Au, Ag, Cu	3.5 % NSR Royalty (2.5% of the 3.5% NSR Royalty subject to cap at $4.5M)
22.	Wasamac	Agnico Eagle	Rouyn-Noranda, Canada	Development	Au	1.5% NSR Royalty (subject to 0.5% buy back) (10)
23.	Beaufor	Monarch	Val d'Or, Canada	Development	Au	1.0% NSR Royalty
24.	San Luis	SSR Mining	Peru	Development	Au, Ag	1.0% NSR Royalty
25.	Big Springs	Warriedar Resources	Nevada	Development	Au	2.0% NSR Royalty(6) (subject to annual advance royalty payments)
26.	Tocantinzinho	G Mining	Brazil	Development	Au	0.75% GVR Royalty
27.	CentroGold	Oz Minerals	Brazil	Development	Au	1.0% - 2.0% NSR Royalty(7)
28.	Del Carmen	Barrick Gold	Argentina	Development	Au, Ag	0.5% NSR Royalty
29.	Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Canada	Development	Au	0.45% NSR Royalty
30.	North Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Canada	Development	Au	0.45% NSR Royalty
31.	Anglo/Zeke	Nevada Gold Mines	Nevada, U.S.A.	Exploration	Au	0.5% GOR Royalty
32.	Red Hill	NuLegacy Gold	Nevada, U.S.A.	Exploration	Au	1.5% GOR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
33.	Fortuity 89	Not Applicable	Nevada, U.S.A.	Exploration	Au	1-2% NSR Royalty
34.	TVZ Zone	Newmont Mining	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
35.	DeSantis Mine	Canadian Gold Miner	Timmins, Canada	Exploration	Au	1.5% NSR Royalty
36.	Bint Property	Glencore	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
37.	Colbert/Anglo	Newmont Mining	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
38.	Montclerg	GFG Resources	Timmins, Canada	Exploration	Au	1.0% NSR Royalty
39.	Pelangio Poirier	Pelangio Exploration	Timmins, Canada	Exploration	Au	1.0% NSR Royalty
40.	Detour DNA	Agnico Eagle	Cochrane, Canada	Exploration	Au	2.0% NSR Royalty
41.	Beaudoin	Explor Resources	Timmins, Canada	Exploration	Au, Ag	0.4% NSR Royalty
42.	Sirola Grenfell	Record Gold Corp.	Kirkland Lake, Canada	Exploration	Au	0.25% NSR Royalty
43.	Mirado Mine	Orefinders	Kirkland Lake, Canada	Exploration	Au	1.0% NSR Royalty and Option
44.	Solomon's Pillar	Private Party	Greenstone, Canada	Exploration	Au	1.0% NSR Royalty
45.	Puchildiza	Not Applicable	Chile	Exploration	Au	1.5% NSR Royalty(8)
46.	Los Patos	Private Party	Venezuela	Exploration	Au	1.5% NSR Royalty
47.	Big Island	Voyageur Mineral Explorers Corp.(5)	Flin Flon, Canada	Exploration	Au	2.0% NSR Royalty
48.	Biricu	Minaurum Gold Inc.	Guerrero, Mexico	Exploration	Au, Ag	2.0% NSR Royalty(9) (subject to a 1.0% limited buy back right)
49.	Boulevard	Independence Gold	Yukon, Canada	Exploration	Au	1.0% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
50.	Camflo Mine	Agnico Eagle	Val d'Or, Canada	Exploration	Au	1.0% NSR Royalty(10)
51.	Edwards Mine	Alamos Gold	Wawa, Canada	Exploration	Au	1.25% NSR Royalty
52.	Goodfish Kirana	Warrior Gold	Kirkland Lake, Canada	Exploration	Au	1.0% NSR Royalty
53.	Kirkland-Hudson	Agnico Eagle	Kirkland Lake, Canada	Exploration	Au	2.0% NSR Royalty
54.	Pucarana	Buenaventura	Peru	Exploration	Au	Option - 1.8% NSR Royalty
55.	Capricho	Solaris Resources	Peru	Exploration	Au, Ag	1.0% NSR Royalty
56.	Lourdes	Pucara Resources	Peru	Exploration	Au, Ag	1.0% NSR Royalty
57.	Santo Tomas/Los Tambos	IAMGOLD/ Pucara Resources	Peru	Exploration	Au	1.0% NSR Royalty
58.	Guadalupe/ Pararin	Black Swan Minerals	Peru	Exploration	Au	1.0% NSR Royalty
59.	Tower Mountain	Thunder Gold	Thunder Bay, Canada	Exploration	Au	2.0% NSR Royalty
60.	Orion	Minera Frisco	Mexico	Exploration	Au, Ag	2.75% NSR Royalty(10)
61.	Pine Valley	Nevada Gold Mines	Nevada, U.S.A.	Exploration	Au	3.0% NSR Royalty (subject annual advance royalty payments)
62.	Green Springs	Contact Gold	Nevada, U.S.A.	Exploration	Au	2.0% NSR Royalty(6)
63.	Carlin East	Ridgeline Minerals	Nevada, U.S.A.	Exploration	Au	0.5% NSR (subject to annual advance royalty payments)
64.	Caldera	Not Applicable	Nevada, U.S.A.	Exploration	Au	1.0% NSR Royalty
65.	Jersey Valley	Not Applicable	Nevada, U.S.A.	Exploration	Au	2.0% - 3.0% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
66.	Island Mountain	Tuvera Exploration	Nevada, U.S.A.	Exploration	Au	2.0% NSR Royalty(6) (subject to annual advance royalty payments)
67.	Kings Canyon	Pine Cliff Energy	Utah, U.S.A.	Exploration	Au	2.0% NSR Royalty(6)
68.	Hot Pot/Kelly Creek	Nevada Exploration / Austin Gold Corp.	Nevada, U.S.A.	Exploration	Au	1.5% NSR Royalty (subject to a 0.75% buy down and annual advance royalty payments).
69.	Golden Brew	Highway 50 Gold	Nevada, U.S.A.	Exploration	Au	0.5% NSR Royalty
70.	Golden Dome	Warriedar Resources	Nevada, U.S.A.	Exploration	Au	2.0% NSR Royalty(6) (subject to annual advance royalty payments)
71.	La Encantada	First Majestic	Mexico	Production	Au	100.0% Gold GVR Royalty (limited to 1,000 ounces annually)
72.	Del Toro	First Majestic	Mexico	Development(12)	Ag	2.0% NSR Royalty
73.	La Guitarra	Sierra Madre	Mexico	Development(12)	Ag	2.0% NSR Royalty (subject to a 1% buy back right)
74.	Plomosas	GR Silver	Mexico	Advanced Exploration	Ag	2.0% NSR Royalty (subject to a 1% buy back right)
75.	San Martin	First Majestic	Mexico	Development(12)	Ag	2.0% NSR Royalty
76.	La Parrilla	First Majestic(13)	Mexico	Development(12)	Ag	2.0% NSR Royalty
77.	La Joya	Silver Dollar	Mexico	Advanced Exploration	Au, Ag, Cu	2.0% NSR Royalty
78.	La Luz	First Majestic	Mexico	Advanced Exploration	Ag	2.0% NSR Royalty
79.	Lac Pelletier	Maritime	Quebec, Canada	Development	Au	1.0% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
80.	Lama	Barrick Gold	Argentina	Development	Au	2.5% GVR Royalty (subject to escalation up to 3.75%)
81.	Lama	Barrick Gold	Argentina	Development	Cu	0.25% NSR Royalty (subject to escalation up to 3.0%)
82.	Esperanza	Zacatecas	Mexico	Development	Ag	20% Ag Stream
83.	Fenn Gibb South	Mayfair	Ontario, Canada	Exploration	Au	1.4% NSR Royalty
84.	Ronda	Platinex	Ontario, Canada	Exploration	Au	2.0% NSR Royalty (subject to 1.0% buy back right)
85.	Northshore West	New Path	Ontario, Canada	Exploration	Au	2.0% NSR Royalty

Notes:

(1) "Au" means gold, "Ag" means silver, "Ph" means lead, "Zn" means Zinc, "Cu" means copper and "Mo" means Molybdenum

(2) The Royalty is a 27.5% price participation royalty interest on the difference between the London pm fix gold price and A$1,340/oz gold price on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.

(3) CBH Resources Ltd. has received 100% of the project back after Sandfire Resources chose not to continue with the earn-in agreement.

(4) Under the joint venture arrangement with Nova, Metalla will be entitled to all payments under the NSR Royalty with respect to gold production and Nova will be entitled to all payments under the NSR Royalty with respect to copper production, and all other payments under the NSR Royalty will be split evenly between the Purchasers.

(5) Formerly Copper Reef Mining Corporation prior to a name change announced on August 15, 2020.

(6) 1.0% NSR Royalty for encumbered claims.

(7) The Royalty is comprised of (a) a 1.0% NSR Royalty on the first 500Koz of gold or gold equivalents commencing at the earlier of the production of 5Koz or commercial production; (b) a 2.0% NSR on production exceeding 500Koz of gold or gold ounce equivalents up to 1,500Koz of gold or gold ounce equivalents; and (c) a perpetual 1.0% NSR on all ounces of gold or gold ounce equivalents in excess of 1,500Koz.

(8) 1.5% Royalty has subsequently been extinguished upon acquisition of the underlying concessions by Metalla.

(9) On January 19, 2021, Metalla sold Minaurum a limited time option to repurchase 1.0% of the NSR Royalty in consideration for 100,000 common shares of Minaurum. Under the limited repurchase option, Minaurum must pay Metalla a cash payment of (a) $500,000 if the repurchase option is exercised on or before December 31, 2023; (b) $750,000 if the repurchase option is exercised after December 31, 2023 and on or before December 31, 2024; and (c) $1,000,000 if the repurchase option is exercised after December 31, 2024 and on or before December 31, 2025.

(10) Not currently owned by Metalla. Under contract to be acquired subject to customary closing conditions.

(11) 2.0% NSR < $1,600 Au, 3.0% NSR > $1600 Au, with escalating annual advance royalty payments. $35,000 in 2021, $50,000 in 2022, $100,000 in 2023, and $150,000 from 2024+.

(12) Currently on care and maintenance.

(13) Golden Tag has entered into an agreement with First Majestic to acquire a 100% interest in the La Parrilla property.

(14) The mine was previously classified as production; however, it was placed on care and maintenance. As such, the Company has reclassified it as a development stage property.

(15) Metalla has entered into an agreement with the holder of the Endeavor mining tenements by which the Company will convert its 100% silver stream in the Endeavor mine to a 4.0% NSR royalty on all lead, zinc and silver produced from those tenements, and the closing of the agreement is pending.

Further details regarding the purchase agreements entered into by Metalla in respect of certain Stream and Royalty acquisition agreements with respect to development or production properties can be found under the heading General Development of the Business above.

Competitive Conditions

Metalla will compete with other companies that operate in the Stream and Royalty market segment to acquire Streams and Royalties. Metalla will also compete with companies that provide financing to mining companies. Metalla also competes with other precious metals focused companies for capital and human resources. See section "Description of the Business - Risk Factors - Competition".

Components

Metalla expects to purchase or acquire Royalties or Streams as previously described above under the heading Description of the Business.

Employees

As at the date of this AIF, Metalla has a total of 5 full-time and 4 part-time employees. No management functions of Metalla are performed to any substantial degree by persons other than the directors and executive officers of the Company.

Foreign Operations

Metalla currently purchases or expects to purchase precious or other metals or receives or expects to receive payments under Royalties from mines or operations in Australia, Argentina, Mexico, Canada, Tanzania, Ecuador, Peru, Chile, Brazil and the United States. Metalla may in the future purchase precious metals or receive payments under Royalties from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond Metalla's control and could adversely affect the Company's business. Metalla may also be exposed to political, economic or other risks and uncertainties, including a risk of war or civil unrest. In particular, the Company's business could be materially adversely affected by the conflict between Russia and Ukraine, which could in turn have potential impacts on commodity prices and negative implications on the financial markets. The effect of these factors cannot be predicted with any accuracy by Metalla or its management. See section "Description of the Business - Risk Factors - International Interests" in this AIF.

RISK FACTORS

Investing in the securities of the Company is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, contained herein, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Metalla. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect Metalla's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Metalla. The risk factors described in this AIF are not the only risks that Metalla faces. Additional risks or uncertainties that Metalla does not have any knowledge of or are currently deemed as immaterial, could also materially adversely affect Metalla.

Risks Relating to Metalla

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

The price of Metalla's Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Metalla from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Metalla. Metalla's revenue is particularly sensitive to changes in the price of gold and silver. Any future cash flow derived from silver Streams is dependent on the future price of silver. The price of gold, silver and other commodities fluctuates daily and are affected by factors beyond the control of Metalla, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar's strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

The Chinese market is a significant source of global demand for commodities. A sustained slowdown in China's growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the products in respect of which we have Streams, Royalties or other interests. The COVID-19 pandemic and efforts to contain it have had a significant effect on commodity prices and demand as well as broader impacts on the global economy. See also "Risk Factors - Risks Related to Mines and Mining Operations - Public Health Crises, including the COVID-19 Pandemic may Significantly Impact Metalla".

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue and may cause a suspension or termination of production by relevant operators, which would result in a complete cessation of revenue from applicable Royalties, Streams or working interests. Even if Metalla works to ensure a diversification of commodities that underlie its Royalties, Streams and other interests, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Metalla Has No Control Over Mining Operations

Metalla is not directly involved in the operation of mines. The revenue Metalla may derive from its portfolio of Royalty and Stream assets and other interests is based entirely on production from third-party mine owners and operators. Metalla is party to precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Metalla expects to receive payments under Royalty agreements based on production from certain mines and operations, however, Metalla will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand and continue or reduce, suspend or discontinue production from a property, to make decisions about the marketing of products extracted from the property and to make decisions to advance exploration efforts and conduct development of non producing properties. The interests of third-party owners and operators and those of Metalla in respect of a relevant project or property may not always be aligned. The inability of Metalla to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Metalla, the results of operations of Metalla and its financial condition. Except in a limited set of circumstances as may be specified in respect of a specific Stream, Royalty or other interest, Metalla will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, a number Mining Operations (as defined below) are currently in exploration stage and may not commence commercial production and there can be no assurance that if such operations do commence production that they will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Metalla; be unable or unwilling to fulfill their obligations under their agreements with Metalla; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with Metalla. Metalla is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Metalla holds a Royalty, Stream or other interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Metalla has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Metalla. If any such transaction is announced, there is no certainty that any such transaction will be completed, or completed as announced, and any consequences of such non completion on Metalla may be difficult or impossible to predict.

Metalla is subject to the risk that Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, pandemics (including the COVID-19 pandemic), weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, expropriation and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of Metalla's assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. Metalla is not entitled to purchase gold, silver or other commodities, receive royalties or other economic benefit from the Mining Operations if no gold, silver or other commodities are produced from the Mining Operations.

Variations in Foreign Exchange Rates

Foreign exchange rates have seen significant fluctuation in recent years. Effective September 1, 2020, Metalla's presentation currency is the United States dollar. However, Metalla maintains an office and employees in Canada, a material portion of its expenditures are incurred in Canadian dollars and it has outstanding indebtedness denominated in Canadian dollars. In addition, certain of Metalla's Royalties require or permit payment in, or are based on calculations using, currencies other than United States dollars. For example, the Royalty on the COSE mine provides that payment may be made in either Argentinian Pesos or United States dollars at the option of the payor and the Royalty on the Higginsville Gold Operations provides that payment shall be made in Australian dollars. As a result, Metalla is subject to foreign currency exchange risk. Metalla has not hedged its exposure to currency fluctuations. A depreciation in the value of the United States dollar against the Canadian dollar or one or more of the currencies in which Metalla receives payments under the Royalties and Streams could have a material adverse effect on the profitability of Metalla, its results of operations and financial condition.

Delay Receiving or Failure to Receive Payments

Metalla is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Metalla's Streams and Royalties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the Royalty or Stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Metalla's rights to payment under the Royalties and Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Metalla's ability to collect amounts owing under its Royalties and Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Metalla's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Metalla should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Metalla's rights may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition.

Reliance on Third-Party Reporting

Metalla relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts, and certain of such information is included in this AIF. The information received may be susceptible to being imprecise as a result of it being compiled by certain third parties. The disclosure created by Metalla may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Metalla. Further, Metalla must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Streams and Royalties. If the information provided by such third parties to Metalla contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on Metalla.

In addition, a Royalty or Stream agreement may require an owner or operator to provide Metalla with production and operating information that may, depending on the completeness and accuracy of such information, enable Metalla to detect errors in the calculation of Royalty or Stream payments that it receives. As a result, the ability of Metalla to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Metalla will need to make retroactive revenue adjustments. Of the Royalty or Stream agreements that Metalla enters into, some may provide Metalla the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Metalla of the applicable revenue and may require Metalla to adjust its revenue in later periods.

As a holder of an interest in a Royalty or Stream, Metalla will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Metalla to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Metalla based on the stage of development of the properties covered by the assets within the portfolio of Metalla.

If ESG information provided to the Company by third parties (before and/or after entering into a transaction to acquire a Mining Operation) contained or contains material inaccuracies or omissions, the Company's conclusions in this regard may be inaccurate.

Disclosure Regarding Operations

Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information regarding the Royalty or Stream and, as such, Metalla may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Metalla has an interest, may restrict the ability of Metalla to enhance its performance which may result in a material and adverse effect on the profitability of Metalla, results of operations for Metalla and financial condition. There can be no assurance that Metalla will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

As Metalla executes on its business plan, it intends to seek to purchase additional Royalties and Streams from third parties. Metalla cannot offer any assurance that it can complete any other acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Metalla.

At any given time Metalla may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Metalla and may involve the issuance of securities by Metalla to fund any such acquisition. Any such issuance of securities may result in substantial dilution to existing shareholders and may result in the creation of new control positions. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Metalla may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Metalla, even if such restructuring may reduce near term revenues or result in Metalla incurring transaction-related costs. Metalla may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

Metalla Cash Flow Risk

Metalla is not directly involved in the ownership or operation of mines. Metalla's Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Metalla's cash flow is dependent on the activities of third parties which could create risk that those third parties may have targets inconsistent to Metalla's targets, take action contrary to Metalla's goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Metalla, or experience financial, operational or other difficulties or setbacks, including bankruptcy or insolvency proceedings, which could limit a third-party's ability to perform under a specific third-party arrangement. Specifically, Metalla could be negatively impacted by an operator's ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third-party entering a bankruptcy proceeding, which would result in Metalla being unable to realize any value for its Stream, Royalty or other interest.

Negative Cash Flow from Operations

During the fiscal year ended December 31, 2022, the Company had negative cash flow from operating activities. To the extent that the Company has negative cash flow in any future period, unallocated funds may be used to fund such negative cash flow from operating activities, if any.

Rights of other Interest-Holders

Some Royalty and Stream interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy back all or a portion of the Royalty or Stream, (ii) pre-emptive rights pursuant to which certain parties have the right of first refusal or first offer with respect to a proposed sale or assignment of a Royalty or Stream to Metalla, or (iii) claw back rights pursuant to which the seller of a Royalty or Stream to Metalla has the right to re acquire the Royalty or Stream. Holders may exercise these rights such that certain Royalty and Stream interests would no longer be held by Metalla or would become difficult for Metalla to acquire. Any compensation received as a result may be significantly less than Metalla had budgeted receiving for the applicable Royalty or Stream and may have a material adverse effect on Metalla's income and business.

Defects in Royalties and Streams

A defect in the Royalties and Streams and/or the underlying contract may arise to defeat or impair the claim of Metalla to such Royalty or Stream.

Such defects in a Royalty or Stream may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities.

Change in Material Assets

As at the date of this AIF, the Côté Property Royalty is the only material asset of Metalla, although as new assets are acquired or existing assets move into production, the materiality of each of the assets of Metalla will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the Côté Property Royalty or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Metalla, the financial condition of Metalla and results of its operations.

Global Financial Conditions

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. In particular, the conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the global capital markets. Future crises may be precipitated by any number of causes, including natural disasters, pandemics (including the COVID-19 pandemic), geopolitical instability, changes to energy prices or sovereign defaults.

Market events and conditions, including the COVID-19 pandemic, significant fluctuations in fuel and energy costs and prices, inflation and rising interest rates, political instability in the Middle East and Russia and international trade tension have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global financial markets, causing consumer spending to decrease, employment rates to reach historic lows and consumer debt levels to increase. Notwithstanding various actions by governments, concerns about the general condition of the capital markets have caused these markets to be volatile. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business. Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by the COVID-19 pandemic, the effects of high interest rates and instability in the banking sector and the associated decreases in consumer spending and employment levels, as well as concerns over global growth rates and conditions.

Any sudden or rapid destabilization of global economic conditions or crisis in the credit market could negatively impact Metalla’s ability, or the ability of the operators of the properties in which Metalla holds Royalties, Streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, increased levels of volatility and market turmoil can adversely impact the operations of Metalla and the value and the price of the Common Shares of the Company could be adversely affected.

Public Health Crises, including the COVID-19 Pandemic, may Significantly Impact Metalla

Metalla's business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and/or other health crises, such as the outbreak of COVID-19. The COVID-19 global health pandemic is impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. Public health crises, such as the COVID-19 pandemic, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Metalla has an interest. Mining operations in which Metalla holds a Royalty or Stream interest ("Mining Operations") have been, and may in the future be, suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. The re-initiation of operational suspensions at the Cap-Oeste Sur East ("COSE") and Joaquin mines, or at the Santa Gertrudis Property, or the implementation of additional operational suspensions at one or more of the properties in which Metalla holds a Royalty, Stream or other interest and from which it receives or expects to receive significant revenue is suspended, may have a material adverse impact on Metalla's profitability, results of operations, financial condition and the trading price of Metalla's securities.

The risks to Metalla's business associated with COVID-19 include without limitation, the risk of breach of material contracts and customer agreements, risks to employee health and workforce productivity at Mining Operations, the possibility of increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Metalla's control, which may have a material and adverse effect on Metalla's business, financial condition and results of operations. In addition, Metalla may experience business interruptions as a result of the re-initiation or initiation of suspensions or operational reductions at the mines in which Metalla has an interest, relating to the COVID-19 pandemic or such other events that are beyond the control of Metalla, which could in turn have a material adverse impact on Metalla's business, operating results, financial condition and the market for its securities. As at the date of this AIF, the duration of any business disruptions and related financial impact of the COVID-19 pandemic cannot be reasonably estimated.

Dependence on Key Personnel

Metalla is dependent on the services of a small number of key management personnel. The ability of Metalla to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Metalla will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Metalla could have a material adverse effect on the Company. From time to time, Metalla may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Metalla and there can be no assurance that Metalla will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Metalla is not successful in attracting and retaining qualified personnel, the ability of Metalla to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Limitations of Controls and Procedures

No assurances can be made that Metalla's internal controls will be effective or that Metalla will be able to maintain effective controls in the future. In addition, the Company's internal control over financial reporting may not prevent or detect misstatements because of the inherent limitations of internal controls, including the possibility of human error, the circumvention or overriding of controls, poorly designed or ineffective controls, or fraud. As an "emerging growth company", Metalla is not currently required to obtain an auditor attestation of its internal control over financial reporting. Failure to maintain effective controls, or a failure of the Company's internal controls, could cause the Company to be required to amend its financial statements, subject the Company to additional costs, adversely affect the Company's stock price if shareholders or other third parties have less confidence in the Company, or subject the Company to potential regulatory actions. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Dividends

Payment of dividends on Metalla's securities is within the discretion of Metalla's board of directors and will depend upon Metalla's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Metalla's long-term dividend policy is to pay out a target rate of 50% of the annualized operating cash flow of the Company. While Metalla paid monthly dividends to holders of its Common Shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends subsequent to May 31, 2020. The board of directors of the Company will continue to assess the Company's ability to pay dividends in respect of a particular quarter during the 2023 financial year, but there can be no assurance that it will be in a position to declare dividends in the future due to the occurrence of one or more of the risks described herein. See "Dividends" section below for additional information.

Competition

Metalla will compete with other companies for Streams and Royalties. Other companies may have greater resources than Metalla. Any such competition may prevent Metalla from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Metalla's ability to conduct its business. There can be no assurance that Metalla will be able to compete successfully against other companies in acquiring new Royalty and/or Stream interests. In addition, Metalla may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Metalla may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Further, any such litigation may also be required to be pursued in foreign jurisdictions. Any pending proceedings or actions or any decisions determined adversely to Metalla, may have a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of the Common Shares.

Enforceability

The status of Royalties at law can be uncertain and varies from jurisdiction to jurisdiction and in certain jurisdictions a Royalty may not be a registrable interest which is an interest land. As a result, it may be difficult for Metalla to enforce its rights with respect to Royalties against a third party. Such a failure may result in the loss of the Company's rights to such a Royalty in the event a third party assigns title to the underlying property.

Conflicts of Interest

Certain directors and officers of Metalla also serve as directors, officers and/or advisors of other companies that are involved in natural resource explorations, development and mining operations, including Galena Mining Limited, Azarga Metals Corp., Atico Mining Corporation, Mountain Boy Minerals Ltd., Enduro Metals Corporation, Silver Hammer Mining Corp., Thunderstruck Resources Ltd., Comet Resources Limited, Tempus Resources Limited, Palladium One Mining Inc., K92 Mining Inc., Alexco Resource Corp., Visionary Gold Corp., Nova Royalty Corp., Manitou Gold Inc., Osisko Mining Inc., Clover Leaf Capital Corp., Carbon Streaming Corp., and Chakana Copper Corporation and, consequently, there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Metalla and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Future Financing Requirements

Metalla expects that it will require additional financing in the future, to fund new acquisitions, to make required installment, milestone and contingent payments under prior acquisition agreements, for general corporate purposes and, unless indebtedness is converted to equity, for debt repayment. There can be no assurance that Metalla will be able to obtain adequate financing in the future, that it will satisfy the requirements to draw additional funds under the Beedie Loan Facility, that it will raise additional capital through the Third ATM Program or that the terms of any financing will be favourable. Failure to obtain such additional financing or satisfy the requirement for additional draws under the Beedie Loan Facility could impede the funding obligations of Metalla or result in delay or postponement of further business activities which may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition. Metalla may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity or convertible debt, which could result in dilution to shareholders.

See "Risk Factors - Dilution".

For details concerning the Third ATM Program, please see "General Development of the Business - Current Business of Metalla - 3 Year History" above.

Compliance with Terms and Repayment of Credit Facilities

There can be no assurance that the Beedie Loan Facility, or any other credit facilities or financing agreements that Metalla may enter into, will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favourable terms to Metalla, that Metalla will be able to comply with the covenants and other obligations under these agreements, that the indebtedness thereunder will be converted to Common Shares by the holder thereof, or that Metalla will be able to raise sufficient capital to repay such indebtedness when required. Metalla's ability to continue operating may be adversely affected if Beedie does not convert the loans outstanding under the Beedie Loan Facility into equity of Metalla, if Metalla is not able to renew the Beedie Loan Facility or any other credit facilities or arrange refinancing, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to Metalla than at present. The Beedie Loan Facility is secured by a substantial portion of Metalla's assets, and imposes covenants and obligations on Metalla. There is a risk that this and any other such facilities or loans may go into default if there is a breach in complying with covenants and obligations, which could result in the lenders realizing on their security and causing the shareholders to lose some or all of their investment.

Depending on Metalla’s future business plans, Metalla may require additional debt financing that may not be available or, if available, may not be available on favourable terms. The level of Metalla’s indebtedness from time to time could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Litigation affecting Properties

Potential litigation may arise on a property on which Metalla holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Metalla will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of the Common Shares.

Application and Interpretation of Tax Laws

We are subject to direct and indirect taxes in various global jurisdictions. The amount of tax we pay, directly or indirectly, is subject to our interpretation of applicable tax laws in the jurisdictions in which we file, and the applicable tax laws in the jurisdictions of operations in which Metalla has interests including those from which we receive Royalties, Streams and other income.

We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining our worldwide provision for taxes and other tax liabilities. There can be no assurance that a taxing authority will not have a different interpretation of the law and assess us, or the operations in which Metalla has interests, with additional taxes.

While to our knowledge we are not currently the subject of any tax audits or under reassessment, tax authorities may in the future disagree with our judgment and the presentation of our tax position. We regularly assess the likely outcomes of tax audits or reassessments to determine the appropriateness of our tax liabilities. However, our judgment on tax matters might not be sustained as a result of audits or reassessments, and the amounts ultimately paid could be different from the amounts previously recorded or expected. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate or in which we have interests may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which Metalla has interests could have a negative impact on our profitability.

Changes in Tax Laws Impacting Metalla

There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being in the jurisdictions where Metalla has interests that could have a material adverse effect on Metalla. Any such change or implementation of new tax laws or regulations could adversely affect Metalla's ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Metalla being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Metalla, Metalla's results of operations, financial condition and the trading price of the Common Shares. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Metalla less attractive to counterparties. Such changes could adversely affect the ability of Metalla to acquire new assets or make future investments.

Anti-Bribery and Anti-Corruption Laws

Metalla is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with all such applicable laws could subject Metalla to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on Metalla’s business, results of operations and financial condition. It may not be possible for Metalla to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction to which it is subject.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Metalla cannot guarantee that its employees, contractors, third-party agents and business partners have not in the past or will not in the future engage in such violations. If Metalla is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on Metalla, which may have a material adverse effect on Metalla’s business, results of operations and financial condition.

Credit and Liquidity Risk

Metalla is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which Metalla has Streams and Royalty agreements with; (ii) through financial institutions that hold Metalla's cash and cash equivalents; (iii) through companies that have payables to Metalla; (iv) through Metalla's insurance providers; and (v) through Metalla's lenders. Metalla is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Metalla to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Metalla. Also, if these risks materialize, the Company's operations could be adversely impacted and the trading price of its securities could be adversely affected.

Information Systems and Cyber Security

Metalla's information systems, and those of its counterparties under the Streams and Royalties agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or Metalla's information through fraud or other means of deceiving Metalla's counterparties. Metalla's operations depend, in part, on how well Metalla and its suppliers, as well as counterparties under the Streams and Royalties agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Metalla's reputation and results of operations. Although to date Metalla has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Metalla will not incur such losses in the future. Metalla's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Activist Shareholders

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that Metalla will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on Metalla's reputation. In addition, responding to such campaigns would likely divert the attention and resources of Metalla's management and board of directors, which could have an adverse effect on Metalla's business and results of operations. Even if Metalla were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of Metalla. If shareholder activists are ultimately elected to the board of directors, this could adversely affect Metalla's business and future operations. This type of activism can also create uncertainty about Metalla's future strategic direction, resulting in loss of future business opportunities, which could adversely affect Metalla's business, future operations, profitability and Metalla's ability to attract and retain qualified personnel.

Reputational Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While Metalla does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Expansion of Business Model

Metalla's operations and expertise have been focused on the acquisition and management of Royalty and Stream interests. Metalla may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects. Expansion of Metalla's activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under the section Risks Related to Mines and Mining Operations. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Metalla holds an Interest

To the extent that they relate to the production of minerals from or the continued operation of, properties in which Metalla holds a Royalty or Stream interest, Metalla will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Exploration, Development and Operating Risks

Mining involves a high degree of risk. Mines and projects in which Metalla has or may enter into a precious metal purchase agreement or Royalty agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave ins, pit wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down Mining Operations temporarily or permanently. Mining Operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for and development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of Mining Operations will result in profitable commercial Mining Operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

If the current regulatory trend continues, Metalla expects that this will result in increased costs at some of the Mining Operations which could adversely impact the profitability or viability of such operations and may result in reduction or cessation of production which in turn would have an impact on the Company's revenue. In addition, the physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

  sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets.

  extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production.

  resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have an adverse effect on the Mining Operations and their profitability.

Environmental Risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Metalla has an interest. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with Mining Operations. To the extent such approvals are required and not obtained, Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Metalla. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting and Access

The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. The owners and operators of the mines and projects in which Metalla has an interest may be subject to delays in connection with obtaining access to the property and all necessary renewals of permits for existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

See "Risk Factors - Permitting, Construction and Development" for additional permitting risks associated with developmental projects.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator's Employees

Production from the properties in which Metalla holds an interest depends on the efforts of operators' employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Metalla. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Metalla.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves contained in this AIF are estimates only and were obtained from public disclosure by the respective operators in respect of the Côté Property and other properties, as applicable. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine's production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Metalla has contracted with will not be replenished by discoveries or acquisitions which could reduce the income Metalla would have expected to receive from a particular Royalty or Stream.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Mining companies may or may not maintain insurance in adequate amounts, including insurance for workers' compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company's insurance policies may not provide coverage for all losses related to their business (and may not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies' profitability, results of operations and financial condition.

Land Title

Although title to specific mines or projects has been or will be reviewed by or on behalf of Metalla, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Metalla.

International Interests

Certain operations that underlie Metalla's Streams and Royalties are conducted, or will be conducted, outside of Canada, including in Australia, the United States, Argentina, Mexico, Tanzania, Ecuador, Peru, Chile, and Venezuela and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

Developing Economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator's business activities.

Permitting, Construction and Development

Metalla may hold Royalties or Streams over mines and projects that may be in various stages of permitting, construction, development and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Metalla holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies' current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Metalla holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Metalla's Royalty or Stream assets.

Nominal Third-Party Interests in Subsidiaries

In certain jurisdictions in which we operate, including Australia, Argentina and Mexico, laws require that our subsidiaries in those jurisdictions have more than one shareholder. In such jurisdictions, a nominal interest may be held by an individual or an affiliate of Metalla which is not represented on organization charts or other disclosure in this AIF.

Risks Related to the Securities of Metalla

Securities of Metalla are subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Metalla include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given time may not accurately reflect the long-term value of Metalla.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Metalla.

Dilution

Metalla may issue additional securities in the future in connection with acquisitions, strategic transactions, debt repayment, financings or for other purposes. To the extent additional securities are issued, Metalla's existing securityholders could be diluted and some or all of Metalla's financial measures could be reduced on a per share basis. Additionally, Metalla securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Metalla's securities may decline if certain large holders of Metalla securities or recipients of Metalla securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Metalla's ability to raise capital through the sale of additional equity securities in the future.

Evolving Corporate Governance and Public Disclosure Regulations

Metalla is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self regulated organizations, including the SEC, the Canadian Securities Administrators, the exchanges listing Metalla's securities, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Metalla's efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Future Sales or Issuances of Debt or Equity Securities

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions, debt repayment or other projects. Our significant shareholders may also sell the Common Shares or other securities they hold or may hold in the future.

We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Company's Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company's Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV, the NYSE or the Frankfurt Exchange, or achieve listing on any other public listing exchange.

Market for Securities

There can be no assurance that an active trading market for the Common Shares will be sustained.

Limitations on the Enforcement of Civil Judgments

A substantial portion of the assets of Metalla are located outside of Canada. As a result, it may not be possible for investors in the securities of Metalla to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

It may also be difficult to bring and enforce suits against us in the United States, because we exist under the laws of British Columbia and are situated in the Province of British Columbia, Canada and most of our assets are located outside the United States.

It may be difficult for investors to effect service of process on us or our directors or officers or to realize in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws. In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

U.S. Tax Risk Related to Potential Passive Foreign Investment Company Status

If we are a "passive foreign investment company" ("PFIC") for the current or a future tax year, certain adverse U.S. federal income tax consequences may result for U.S. investors.

In general, we will be treated as a PFIC for any tax year during which either (i) 75% or more of our gross income is passive income, or (ii) 50% or more of the average quarterly value of our assets that produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Although the Company has not made a formal determination as to whether it was a PFIC for the year ended December 31, 2022, and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the year ended December 31, 2022, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years.

If we are a PFIC for any year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election ("Mark-to-Market Election"). Subject to certain limitations, such elections may be made with respect to the Common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders. Upon the written request of a U.S. shareholder, the Company will make publicly available: (a) a "PFIC Annual Information Statement" as described in Treasury Regulations section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to the Company. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. The PFIC rules may also apply to other securities issued by us. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares or other securities issued by us.

MATERIAL ASSET

As at the date of this AIF, the Company's Royalty on the Côté Property is its sole material asset.

The Company's NSR Royalty covers the Zone 4 and Zone 6 portions of the royalty zones set forth in the Côté Technical Report (as defined below), which together cover the northern portion of the Côté reserve pit for a total coverage of less than 10% of the Côté reserve & resource estimate and covers all of the Gosselin resource estimate. For greater clarification, the NSR Royalty covers the Chester 2 patented mineral claims as disclosed in the Côté Technical Report and depicted in the graphic below.

A description of the Côté Property is included below.

Côté Gold Project, Ontario Canada

Metalla holds a 1.35% NSR interest on the Côté Property (the "Côté Property Royalty").

A technical report was prepared for IAMGOLD pursuant to NI 43-101 entitled "Technical Report on the Côté Gold Project, Ontario, Canada", dated August 12, 2022, having an effective date of June 30, 2022 (the "Côté Technical Report" or "Côté Gold Report"), which supersedes a previous technical report of the same name which had an effective date of October 18, 2021.

The following description of the Côté Property (for the purposes of this section, the "Côté Gold Project" or the "Project") has been prepared in reliance, in part, on IAMGOLD's news release dated February 16, 2023 and February 2, 2022 (the "February News Releases"), IAMGOLD's news release dated October 18, 2021 (the "October 2021 News Release"), the 2022 Côté Technical Report dated August 12, 2022 and IAMGOLD's Annual Information Form dated February 24, (the "IAMGOLD AIF") and readers should consult the February News Releases, October 2021 News Release, the Côté Technical Report and the IAMGOLD AIF to obtain further particulars on the Côté Property. The October 2021 News Release, Côté Technical Report and the IAMGOLD AIF are available for review under IAMGOLD's profile on SEDAR (www.sedar.com). Please see "Risk Factors - Third-Party Reporting".

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. See "Risk Factors - Third-Party Reporting".

Summary

Property Description, Location and Access

The Project is located in the Porcupine Mining Division, 20 km southwest of Gogama, Ontario and extends approximately 73 km from Esther Township in the west to Londonderry Township in the east. The Project comprises a group of properties assembled through staking and option agreements covering a total area of approximately 596 km2. The Project mining leases area forms a portion of the overall claim area.

The Project is bisected by Highway 144 and is approximately 175 km north of Sudbury via Highway 144 and 125 km southwest of Timmins via Highways 101 and 144.

The Chester property is located in the central portion of the mining leases area, which hosts the Côté and Gosselin deposits, as well as the Chester 1 zone and several other gold occurrences. IAMGOLD holds a significant land package which adequately covers the Côté Gold Project and area outside the Côté Gold Project mining leases. Overall, the Côté Gold Project's property package consists of 2,976 tenures covering a surface area of approximately 59,591 ha (or 595.91 km2).

Please see Section 4 of the Côté Gold Report for a detailed description of the terms of any royalties and other agreements to which the Côté Gold Project is subject, as well as the tenure and expiration dates of the claims, licenses and other property tenure rights.

Legacy diamond drill site remediation took place from 2013 to 2018 with 186 legacy drill sites remediated. This work comprised removal of historic debris, capping of drill casings, and attaching a marker flag to the casing.

A program of drill collar decommissioning took place between 2019 and 2020 in areas of planned Côté Gold Project infrastructure. These drill holes were grouted to prevent ground water flow and the casings were removed.

History

Prospecting and exploration activity in the Côté Gold Project area began circa 1900 and has continued sporadically to the present, spurred on periodically from exploration in the Porcupine and Elk Lake- Gowganda-Shiningtree camps. The first discovery of note was the Lawrence copper prospect on the east shore of Mesomikenda Lake in 1910. Further interest in the area was sparked in 1930 when Alfred Gosselin found an outcropping gold mineralization on the east shore of Three Duck Lakes.

Historical work on the Côté Gold Project's property package has been conducted in multiple stages:

  In the early 1940s extensive prospecting and trenching was conducted, in addition to the sinking of several shallow shafts and some minor production.

  Through to the late 1960s little or no work was performed.

  From the early 1970s to approximately 1990, extensive surface work was performed, in addition to some limited underground investigations.

  From 1990 to 2009, fragmented property ownership precluded any major programs.

  In 2009, a group of properties that became the Chester property was consolidated by Trelawney.

A significant number of gold showings have been discovered on the Côté Gold Project's property package. Please see Section 6 of the Côté Gold Report for a detailed description of the history of the exploration and development at the Côté Gold Project.

Geological Setting, Mineralization and Deposit Types

The Côté and Gosselin deposits are located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Abitibi Subprovince comprises Late Archean metavolcanic rocks, related synvolcanic intrusions, and clastic metasedimentary rocks, intruded by Archean alkaline intrusions and Paleoproterozoic diabase dykes. The traditional Abitibi greenstone belt stratigraphic model envisages lithostratigraphic units deposited in autochthonous successions, with their current complex map pattern distribution developed through the interplay of multiphase folding and faulting. The Swayze greenstone belt, like the rest of the Abitibi greenstone belt, contains extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. All of the rock types within the Swayze belt are older than 2,680 Ma, with the oldest dating 2,748.2 Ma. Igneous lithologies predominate and include both volcanic and plutonic rocks. The latter are observed both internally in the supracrustal belts and externally, in large granitoid complexes. Sedimentary rocks occur predominantly near the top of the succession.

The Swayze greenstone belt underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high strain zones, and late brittle faulting. The map pattern preserved within the Swayze greenstone belt is dominated by regional F2 folding, and anticlines and synclines with an associated S2 axial-planar foliation interpreted to have formed during orogen-wide shortening across the entire Superior Province. An important structural element is the Ridout Deformation Zone ("RDZ"), a major east-west trending high strain zone that is interpreted to be the western extension of the Larder Lake-Cadillac deformation zone of the Abitibi greenstone belt. The F2 Ridout Synform coincides with the RDZ wherein intense deformation is characterized by intense flattening, tight to isoclinal folding, transposition, and locally a component of dextral simple shear in east-southeast-striking zones. Metamorphic grade within the southern Abitibi greenstone belt ranges from sub-greenschist to greenschist.

The Côté and Gosselin deposits are situated within the Chester Township area, which overlies a narrow greenstone belt assemblage that extends easterly from the southeast corner of the Swayze greenstone belt to the Shining Tree area, approximately 60 km to the east. The greenstone (supracrustal) assemblage is part of the well-defined Ridout syncline that separates the Kenogamissi granitoid complex to the north from the Ramsey-Algoma granitoid complex to the south. The Kenogamissi complex, yielding ages of 2,747 Ma, consists of sheet-like dioritic and tonalitic intrusions, which are interpreted locally to be synvolcanic. The Chester Intrusive Complex (CIC), which hosts the Côté and Gosselin deposits, is also synvolcanic and was emplaced along what is now the southern margin of the Ridout syncline. The CIC is a crudely stratified tonalite-diorite-quartz diorite laccolith containing numerous screens and inclusions of mafic volcanic rocks.

The Côté and Gosselin deposits are located with 1.5 km of each other and are both hosted by the CIC. The deposits are similar in geological composition with a few key differences in terms of breccia rocks and alteration. Both deposits are centred on magmatic and hydrothermal breccia bodies that intrude tonalitic and dioritic rocks. The CIC intruded into the mafic volcanic rocks of the Arbutus Formation, which forms the basal formation in the Chester Group. The formation consists of low potassium tholeiitic pillow basalts, mafic flows, and sills. The intrusive host rocks formed from a number of pulses of several distinct and evolving dioritic and tonalitic magmas that display complex crosscutting relationships.

The Côté and Gosselin deposit type gold mineralization consists of low to moderate grade gold (±copper) mineralization associated with brecciated and altered tonalite and diorite rocks.

Several styles of gold mineralization are recognized within the deposit, and include disseminated, breccia hosted and vein type, all of which are co-spatial with biotite (± chlorite), sericite and for the Côté deposit silica-sodic alteration.

Disseminated mineralization in the hydrothermal matrix of the breccia is the most important style of gold (±copper) mineralization. This style consists of disseminated pyrite, chalcopyrite, pyrrhotite, magnetite, gold (often in native form), and molybdenite in the matrix of the breccia and is associated with primary hydrothermal biotite and chlorite after biotite.

Other mineralization styles that have been identified within the Côté Gold Project area include orogenic or structurally-hosted vein occurrences, and syenite intrusion-related gold zones. The syenite intrusion-related gold zones are considered attractive exploration targets.

The Côté Gold Project deposit is a new Archean low-grade, high tonnage gold (± copper) discovery. It is described as a synvolcanic intrusion related and stockwork disseminated gold deposit. Deposits of this type are commonly spatially associated with and/or hosted in intrusive rocks. They include porphyry copper-gold, syenite associated disseminated gold and reduced gold-bismuth-tellurium-tungsten intrusion related deposits, as well as stockwork disseminated gold.

Certain features of the Côté deposit resemble those characteristic of gold rich porphyry deposits. These include:

  Emplacement at shallow (one to two kilometres) crustal levels, frequently associated with coeval volcanic rocks.

  Localized by major fault zones, although many deposits show only relatively minor structures in their immediate vicinities.

  Hydrothermal breccias are commonly associated with the deposits and consist of early orthomagmatic as well as later phreatic and phreatomagmatic breccias.

  Gold is fine grained, commonly <20 micrometres, generally <100 micrometres, and is closely associated with iron and copper-iron sulphides (pyrite, bornite, chalcopyrite).

The Gosselin deposit, similar to the Côté deposit, is also hosted in the synvolcanic CIC and most of its mineralization lies within hydrothermal breccia, diorite breccia, and tonalite units. Both the Gosselin deposit and the Côté deposit are classified as intrusion related disseminated gold deposits. Preliminary investigations completed on host breccias of the Côté deposit and the Gosselin deposit reveal that the Gosselin breccias resulted from fracturing and infiltration of fluids via fractures and veins. It is postulated that the combination of fracturing and fluid infiltration resulted in intense alteration through extensive fluid wall rock interaction, resulting in the formation of the breccia type appearance. Observations from the Gosselin deposit drill core reveal a spatial distribution of gold grades with increasing sericite alteration and associated with narrow quartz-carbonate-biotite-chlorite-pyrrhotite ± pyrite±chalcopyrite veins. Further work is planned to assess the detailed mineralogy and petrogenesis of the Gosselin deposit.

Exploration

The Project area is divided into three sectors for exploration purposes: (i) South Swayze West (western area), (ii) Chester (central area), and (iii) South Swayze East (eastern area). Exploration programs to date have identified the Côté and the Gosselin deposits and have evaluated several nearby gold showings for their potential to be bulk-mineable gold deposits. Gold zones situated near the Côté and Gosselin deposits remain prospective for additional bulk-tonnage gold mineralization, and active exploration programs will continue to evaluate these targets.

Exploration programs to date have been sufficient to screen many areas for the presence of a Côté-style deposit, with grid line spacing and general traverse spacing of <200 metres (some areas <100 metres spacing for traverse/grid line density). Litho-sampling and geological mapping is representative over much of the land holdings within the Côté Gold Project, with some exceptions where glacial till and lacustrine deposits form thick mantels on the bedrock. In areas of thick overburden, IP geophysical surveys and diamond drilling has helped screen these overburden covered areas.

General results and conclusions from ongoing exploration work are summarized below by target area:

  South Swayze West: Côté-style tonalite and diorite hosted breccia zones have not been discovered to date. Exploration for syenite intrusion or shear zone hosted gold zones continues. The presence of Timiskaming-style basin sediments cut by porphyry intrusions and broad structural deformation zones provide a good environment for gold bearing vein networks.

  Chester Area: West of the Côté deposit, the discovery of gold mineralization in the HDZ (with associate breccia) reveals some similar host rocks and alteration styles to the Côté deposit. Southwest of the Côté deposit, gold bearing breccia outcrops and sheeted sulphide veins have been mapped along the shoreline of Clam Lake in 2019 and 2020 and this area is considered highly prospective for the occurrence of gold mineralization. Northeast of the Gosselin deposit, gold mineralization occurs in narrow shear zones hosted in diorite and tonalite in the Jack Rabbit area, which also remains prospective for economic gold accumulations.

  South Swayze East: Gold mineralization discovered and investigated to date reveals only narrow and discontinuous shear zone hosted veins. The lack of Côté-style mineralization makes this area less favorable for the discovery of a bulk-tonnage gold zone.

Drilling

Côté

Core drilling of the Côté deposit commenced in 2009 and has included various phases of exploration, infill, metallurgical and condemnation drilling. A total of 808 drill holes (327,433 metres) have been completed within the Côté Gold Project deposit area.

Core sizes have included the following: HQ (63.5-millimetre core diameter), NQ (47.6 millimetres), BQ (36.4 millimetres), and BQTW (36 millimetres). For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing pulled.

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor. Technicians made meterage marks and logged rock quality designation (RQD). All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure. The Côté database has core recovery measurements for 179 Trelawney drill holes and 423 IAMGOLD drill holes. Overall, the core recovery from the 2009 to 2019 programs was approximately 99%.

For oriented core, technicians drew the bottom of hole line on the core. A full line was drawn when orientation marks were perfectly aligned. Alpha and beta angles were measured for all veins and contacts when the bottom of the hole line was defined.

The collar azimuths for pre-2017 holes were established using front and back site markers located in the field with compass or GPS instruments. The collars are subsequently re-surveyed post-drilling. L. Labelle Surveys based in Timmins, Ontario has been responsible for collecting the survey measurements for Côté since 2009.

A FlexIT SmartTool instrument was used to collect down hole survey measurements for key index holes drilled between 2009 and 2013. A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2014 and 2019.

Drilling at Côté is typically oriented perpendicular to the strike of the mineralization. Depending on the dip of the drill hole and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Gosselin

Exploratory diamond drilling at Gosselin was initiated in 2016 and following completion of five drill holes (2016 to 2017) resulted in a significant new discovery. Following the initial drilling period, successive drilling campaigns from 2018 to 2021 have been completed to delineate the Gosselin Mineral Resource and to complete the required in-fill drilling to support an initial Mineral Resource estimate.

A total of 95 drill holes (38,398 metres) have been completed within the Gosselin deposit area. Land and icebased drill holes were NQ core size (47.6-millimetre core diameter), whereas barge based drill holes were BTW core size (42-millimetre core diameter). Drill rigs employed wireline systems and generally orientedcore drilling techniques. For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing pulled.

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor. Technicians made meterage marks and logged RQD. All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure. For oriented core, technicians drew the bottom of hole line on the core. A full line was drawn when orientation marks were perfectly aligned. Alpha and beta angles were measured for all veins and contacts when the bottom of hole line was defined.

The Gosselin database has core recovery measurements for all 95 IAMGOLD drill holes. Core recovery is generally very good at an average recovery of 99.5%.

Both land and ice-based drill hole collars were initially positioned using a handheld Garmin 64s GPS with ± three metre accuracy. Prior to drilling on ice and barge-based platforms, Tulloch Geomatics was contracted to further correct the final collar locations using a Trimble R10 GPS receiver in Real Time Kinematic mode (vertical and horizontal accuracy of ± 0.03 metres). Land-based drill hole collars were surveyed by Tulloch Geomatics once drilling was completed.

On land and ice-based drill platforms, the collar azimuths were initially established by IAMGOLD geologists using front and back sight markers with a compass, then further refined with a Reflex North Finder APS (Azimuth Pointing System) tool. The Reflex APS is a GPS based tool that is not affected by local magnetic interference. On barge-based platforms, Tulloch Geomatics was contracted to mark the initial collar locations by placing marker buoys positioned with a Trimble R10 GPS receiver in Real Time Kinematic mode. Reflex APS was used to align the collar azimuths.

A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2018 and 2021.

The Gosselin deposit mineralization orientation varies in strike and dip locally. Actual core widths are estimated at approximately 60% to 95% of the core interval.

Regional Exploration Drilling

Outside the Côté Gold Project deposit area and the Gosselin deposit area, regional diamond drilling in the period 2009-2021 comprised a total of 560 drill holes for about 155,769 metres. Diamond drilling methods employed during regional exploration drilling programs were very similar to methods used during Côté and Gosselin drilling. Programs generally employed the following methods:

  Drill core diameters were NQ (core diameter 47 millimetres) and BQTW (core diameter 42 millimetres).

  Drills employed wireline set-ups and employed stabilization equipment such as hexagonal core barrels and long remaining shells.

  Alignment of drill rigs was completed by compass sighting, Azimuth Pointing Equipment, and rarely gyro-compass.

  For those programs that utilized drill core orientation methodology, the Reflex ACT III System was used.

  Drill collars were generally left in place following drilling and marked with casing caps and flags.

  Any drill collars in proximity to planned infrastructure were marked with wooden monuments, for easy identification should grouting be required.

All drill holes completed on ice or water bodies by barge were cemented and the casings pulled.

Sampling, Analysis and Data Verification

1. Sampling and Analysis

The Côté and Gosselin sampling intervals were established by reviewing the minimum and maximum sampling lengths based on geological and/or structural criteria. The minimum sampling length was 5 centimetres, while the maximum was 1.5 metres. The typical sample length in most of the mineralized zone is one metre.

From 2009 to 2012, density measurements for the Côté deposit were obtained using the immersion method. For 2014 and 2015, density was measured on pulps at ActLabsusing a pycnometer. In 2018, additional measurements by water immersion and a comparison between the historical pycnometer and water immersion methods was completed to validate the optimum method. Lacquer sealed and uncoated water immersion pair measurements were also completed in 2018.

Côté

Sample preparation and analysis at Accurassay comprised the following procedures:

  Samples were crushed to -8 mesh after which a 1,000 gram subset of each sample was pulverized to 90% passing -150 mesh.

  Assays were completed using a standard FAwith a 30 gram aliquot and an AA finish.

  For samples that returned values of 2 g/t Au to 5 g/t Au, another pulp was taken, and FA-gravimetric finish.

  Samples returning values >5 g/t Au were reanalyzed by pulp metallic analysis.

  All samples were subject to a 33 element inductively coupled plasma (ICP) scan, using Accurassay procedure ICP 580.

Sample preparation and analysis at ActLabs until 2017 comprised the following procedures:

  Samples were crushed to 10 mesh after which a 1,000 gram subset of each sample was pulverized to 85% passing 200 mesh.

  Assays were completed using a standard FA with a 30 gram aliquot and an AA finish.

  For samples that return values between 2 g/t Au to 5 g/t Au, another pulp was taken and assayed using the FA-gravimetric method.

  Samples returning values >5 g/t Au were reanalyzed by pulp screen metallic analysis.

In 2017, the ActLabs procedure changed and included:

  Sample preparation consisted of coarse crushing to 95% passing 2.8-millimetre screen (7 mesh screen), and then a 750 gram to 850 gram split was pulverized to 95% passing 100 mesh (150 micrometres). The entire sample had to be crushed.

  Samples were analyzed using a standard 50 grams FA (50 gram aliquot) with an AA finish.

  For samples that returned assay values >2.0 g/t Au, another cut was taken from the original pulp and subjected to FA-gravimetric analysis.

  For samples displaying VG or samples which returned values >20.0 g/t Au, a reanalysis using pulp metallic methods was undertaken. A second pulp (900 grams to 1,000 grams) was created from the reject. However, flagged VG samples still underwent the entire assay process.

Umpire analysis at ALS and AGAT consisted of:

  Initial analysis using the FA-AA method.

  Overlimit assays using the FA-gravimetric method.

QA/QC insertion included SRMs, blanks and pulp duplicates as a standard procedure. IAMGOLD inserted control samples after every 12th sample interval. Over the Côté Gold Project life, about 23 different SRMs and two types of blanks have been used. The IAMGOLD QA/QC protocol includes the use of blanks inserted in the sample stream at a frequency of approximately one in 24 samples.

Gosselin

Sample preparation and analysis at ActLabs consisted of:

  Samples were coarse crushed to 80% passing 2.0-millimetre screen (10 mesh screen), riffle split (250 grams) and (mild steel) to 95% passing 105 micrometres.

  Assays were completed using a standard FA with a 30 gram aliquot and AA finish.

  For samples that returned assay values over 3.0 g/t Au, another cut was taken from the original pulp and FA-gravimetric finish.

  For samples displaying VG or samples that returned values greater than 5.0 g/t Au, these were reanalyzed by pulp metallic analysis.

  IAMGOLD inserts blanks and certified reference standards in the sample sequence for QC.

The QC protocol used during the Gosselin drilling program includes the insertion of SRMs and blanks at a rate of 1 in 12 samples each. This has amounted to a total of 3,746 QC sample insertions, including 1,755 SRMs and 1,991 blanks. This is a sufficient level of coverage, 3.8% and 4.3% respectively, to ensure the accuracy of all assay fusion batches. In addition, the remaining half of the cut core of every 20th sample was collected as a core duplicate starting at drill hole GOS19-30. This provided a total of 1,320 duplicate matched-pair assays, which is sufficient for precision evaluation.

2. Sampling Storage and Security

For Côté, pre-2017 drill hole data previously stored in a GEMS database was moved to acQuire. All new drill hole collars are provided by surveyors and imported into GEMS and subsequently transferred to acQuire. All new logging is recorded directly into a GEMS database and subsequently transferred to acQuire. All new assay results are imported directly into acQuire and subsequently transferred to the GEMS database. For Gosselin, MS Access is used with custom forms and queries for data input and management.

Analytical samples are transported by IAMGOLD or laboratory personnel using corporately owned vehicles. Core boxes and samples are stored in safe, controlled areas. Chain of custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms.

Drill core is stored on the Côté Gold Project property in wooden core boxes under open sided roofed structures, arranged by year. A map of the core shack is available on site. Core boxes are labelled with the hole number, box sequence number, and the interval in metres. Almost all boxes are labelled with an aluminum tag. All rejects and pulps from the laboratory are also stored on site. Pulps are categorized by batch number and are stored inside sea containers. Rejects are stored inside plastic crates under temporary shelter.

QA/QC program results do not indicate any significant issues with the sampling and analytical programs. The quality of the analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

3. Data Verification

Côté

The 2019 Côté drill hole database consisted of the 2018 Mineral Resource estimate data updated with files provided by IAMGOLD for the drilling performed since the 2018 Mineral Resource estimate. The drill hole information added to the data base since the 2018 Mineral Resource estimate consisted of 4,882 samples from 38 drill holes, totalling 4,854.8 metres of core.

The 2018 Côté drill hole database had previously been validated internally for the 2018 Mineral Resource estimate. In 2017, the Côté database was validated during the preparation of a Mineral Resource update.

IAMGOLD's internal validation for the 2019 Côté drill hole database included checks on collar position, down hole deviation survey, drill logging information, sampling procedures, and assay data.

The 2019 drill hole database were compared against static versions of the previously validated 2017 and 2018 versions. Assay certificates for the samples collected since the 2018 Mineral Resource estimate were compiled and compared to the 2019 data. No issues were identified.

As part of standard procedures, the 2019 database was verified using the validation tools available in Seequent's Leapfrog and Geovia Gems. Checks on minimum and maximum values for various data fields, the presence of negative or zero values, and checks for the presence of unusual symbols were performed. Visual inspection of borehole traces and comparison of collars and topographic surfaces were performed, as well as checks for gaps in the logging and interval overlaps.

A site visit to the Côté deposit was carried out on October 7 to 8, 2019. During the site visit, the work performed at Côté Gold Project was reviewed. The review included outcrop observations, collar position check with a hand-held GPS, review of core handling, logging, and sampling procedures. Core from several drill holes was reviewed, covering the main lithologies and mineralization styles. Drill logs and assay results from the selected drill holes were compared against the core.

All of the data required to conduct the data verification work was available and accessible and there are no limitations on this work.

The drill hole database complies with industry standards and is adequate for the purposes of Mineral Resource estimation.

Gosselin

The Gosselin deposit has been drilled by IAMGOLD since 2016. As the footprint of the mineralized zone increased, drilling proximal to Gosselin and adjacent deposits was used to complement the information collected during the Gosselin drilling campaigns. Historical drilling of the Gosselin deposit or nearby dates since 1987, with the bulk of the information collected after 2010. The Gosselin Mineral Resource estimation drill hole database has been maintained and updated by IAMGOLD personnel.

A site visit to the Gosselin deposit was carried out on July 19 to 21, 2021. During the site visit, the work performed at Gosselin was reviewed. The review included stops at various outcrops and at working drill rigs on land and lake. Collar positions were measured with a hand-held GPS. Core handling, logging, sampling, assay methodology, and QA/QC protocols were reviewed. Relevant intervals of core from various holes were examined, comparing the logged information to the core. The assay results were reviewed along with the core for the mineralized intercepts. Quartered core material was collected, from the half core witness material, as check samples to confirm the presence of mineralization in the Gosselin drilling. The selected mineralized intercepts had grades above the intended resource cut-off value and came from two recent drill holes that were also part of the drill core reviewed during the site visit. The mass of the quartered core check samples is half of that submitted for assaying original field samples and field duplicate samples, hence the assay results of the check samples were generally not expected to be fully comparable to the to the original samples. The samples preparation and assay method are similar to those used for the original samples.

The Gosselin drill hole database is maintained by IAMGOLD's exploration team in MS Access. Drill hole logs, assay certificates, deviation survey measurements, and density data are collected in data sheets, subjected to validation protocols, and then imported into the master MS Access database.

The supplied drill hole data was verified prior to commencing Mineral Resource estimation. The validation steps included checks of:

  sample length;

  maximum and minimum values;

  negative values;

  detection limit/zero values/unusual symbols;

  borehole deviations;

  interval gaps;

  interval overlaps;

  drill hole collar versus topography;

  comparison of assay certificate versus database values;

IAMGOLD provided assay certificates for database validation. Values from 202 assay certificates were compared to the Gosselin database assay table. A total of 37,797 samples were matched, representing approximatively 80% of the samples in the Gosselin database. No issues were identified. It is recommended that the unified Gosselin resource database, in addition to the currently available details, be updated with information identifying the assay laboratory file source of the final gold value. This will enhance the auditability of the database content and facilitate tracking of the relevant certificate in the case of re-assayed sample batches.

The data required to conduct the data verification work was accessible and available and there are no limitations on this work.

The Gosselin drill hole database complies with industry standards and is adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical laboratories involved with the test work programs have included: SGS facilities in Lakefield, Ontario, COREM (a consortium composed of several mining companies and the Government of Québec), in Québec City, Québec, and the University of British Columbia.

Metallurgical test work completed since 2009 has included: comminution (Bond low-impact (crusher), RWi and BWi, Ai, SMC, HPGR, piston press, and Atwal) tests, GRG tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid-liquid separation and barren solution analysis) test work, development of recovery projections; and review of the potential for deleterious elements.

The comminution test work indicated that the material tested was very competent, and that the mineralization is well-suited to an HPGR circuit.

The mineralization is free-milling (non-refractory). A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades. Therefore, the lower grade gold material is expected to exhibit the same level of metal extraction. Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption, however, there is evidence of differences in free gold content. Silver content is consistently reported below 2 g/t Ag and the test work does not report on silver recovery.

Overall gold recovery is estimated at 91.8% for the processing at an initial rate of 35,500 tpd using the proposed flowsheet, with a later expansion to 37,200 tpd. Cyanide and lime consumption are quite low in comparison to what is typically observed in industry, however, this reflects the lack of cyanicides and other cyanide consumers. Lime consumption is also positively impacted by the basic nature of the ore.

Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

Overall, metallurgical test results indicate that all the variability samples were readily amenable to gravity concentration and cyanide leach. Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken so that tests were performed using adequate sample weights.

For the Gosselin deposit a preliminary test work program was complete in the summer of 2020. The comminution parameters and gold recovery are similar to those of the Côté Gold Project ore. Cyanide and lime consumption were slightly higher for Gosselin material, due to the higher copper and sulphur content.

A more detailed test work program needs to be undertaken for the Gosselin deposit. The program should include gravity recovery and metal dissolution characterization.

Mineral Resources and Mineral Reserves Estimates

1. Mineral Resources

The current Côté and Gosselin Mineral Resource estimates are based on drill hole databases with cut-off dates of September 30, 2019 for Côté and July 31, 2021 for Gosselin. Since the database cut-off date, drilling at Gosselin has continued. Along with infill and exploration holes, seven holes tested the saddle area, at the contact between Gosselin and Côté. The new drilling confirmed a break between the existing Côté and Gosselin deposits, returning lower grade intercepts.

Côté

The mineral resources estimates for the Côté Gold Project include the Côté deposit, which remains the same as previously reported by IAMGOLD and the Gosselin Deposit mineral resources estimate as reported by IAMGOLD in the October 2021 News Release (as defined above) and are summarized as follows:

MINERAL RESOURCES ESTIMATE (100% Basis) - CÔTÉ DISTRICT (Côté Gold Deposit At December 19, 2019; Gosselin Deposit At October 4, 2021)
Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Côté Gold Deposit
Measured	152.1	0.97	4.72
Indicated	213.4	0.80	5.48
Measured & Indicated	365.5	0.87	10.20
Inferred	189.6	0.63	3.82

Gosselin Deposit
Measured	-	-	-
Indicated	124.5	0.84	3.35
Measured & Indicated	124.5	0.84	3.35
Inferred	72.9	0.73	1.71
Côté District - Total
Measured & Indicated	490.0	0.86	13.55
Inferred	262.5	0.66	5.53

Notes:

1. 2014 CIM Definition Standards were followed for the definition of Mineral Resources.

2. Mineral Resources are inclusive of Mineral Reserves and are reported on a 100% project basis.

3. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

4. Mineral Resources are reported within optimized constraining pit shells at a design gold price of $1,500/oz Au and a USDCAD exchange rate of 1:1.30 for the Côté Gold deposit and 1:1.20 for the Gosselin deposit.

5. Mineral Resources are constrained by a Whittle optimized pit shell using economic parameters consistent with those used for mineral resources estimate in the Côté Gold Project, Ontario, NI 43-101 Technical Report on Feasibility Study effective November 1, 2018 prepared in accordance with NI 43-101.

6. Bulk density values range from 2.69 t/m3 to 2.85 t/m3

7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8. All figures have been rounded to reflect the relative accuracy of the estimates.

There are no environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

At the time of data handover, IAMGOLD was in the process of rebuilding the assay database for the Côté deposit. IAMGOLD provided the 2018 Mineral Resource estimate database and data for the 2019 drilling. The previously validated 2018 Côté database was merged with more recent drilling data in order to create the database for the December 2019 Mineral Resource estimate update.

The 2019 Côté database, with a data cut-off at the end of September 2019, contained 750 drill holes, for a total of 311,034 metres drilled. The assay table contained 300,768 samples, with a total length of 294,399 metres of sampled core. Down hole deviation survey, lithology, alteration, ICP analysis results, mineralization, and structural information were also present in the database.

IAMGOLD geologists prepared updated lithology, mineralization, and overburden domains incorporating the 2019 drilling information available. Wireframes were provided as separate dxf files and as a Seequent Leapfrog project. The provided Côté wireframes were reviewed and adopted. Subsequently, it was decided to consider the fault domain as a plane and to distribute the volume of the provided fault domain in the neighbouring domains. The plane of the fault, as redefined, is a break in grade along the fault intercept. This plane was then used as a boundary for lithology and interpolation domains.

The mineralization, lithology, and fault plane allowed the separation of North and South, constrained (higher-grade, more continuous) and unconstrained (lower grade, low continuity) domains, with a further subdivision based on lithology. Additional surfaces and solids were created in Leapfrog and GEMS to allow finer control for grade interpolation purposes inside the extended breccia domains. Grade trends were identified, investigated, and modelled.

Assays were back-flagged with mineralization and lithology information for descriptive statistics. It was noted that high-grade gold samples were observed in almost all of the subdomains. To reduce the influence of the erratic high-grade values, a capping analysis was performed and determined capping levels for the various domains using histograms, probability plots, decile analysis, and disintegration analysis. Following the application of capping to raw data, assay intervals were composited to six metre equal length intervals within each domain, starting at the domain wireframe piercing points. Composites shorter than two metres (one third of the nominal composite length) generated at the end of some intercepts were discarded. Similarly, composites with less than two metres of sampled core, predominantly representing overburden and diabase dike intercepts, were discarded prior to estimation.

The selected indicator gold grade shells:

  Recognized the natural mineralization break at the main fault.

  Confirmed the modelled Extended Breccia volume: almost all volume in the South domain and a large proportion of the North domain is filled by the 0.3 g/t Au indicator shell.

  Highlighted the main grade trends for the North area: north-northeast (NNE) and east-west (EW), generally parallel to the fault (0.4 g/t Au shell).

  Highlighted grade trends for the South area: with variable dip and gently curved, aligned east-west (0.4 g/t Au shell).

  Delineated the core of higher-grade mineralization within the grade trends by the 0.7 g/t Au shell.

The local grade trends and volumes highlighted by these three grade shells were used as a guide to define interpolation subdomains inside the Extended Breccia wireframes. During the trend analysis process, it was noticed that the thinner low angle dikes (mafic, lamprophyre) appear in discrete bands, introducing local dilution. It is recommended that the behaviour of single dikes and groups of dikes be investigated and potentially modelled in future updates as they trend differently than the mineralization.

The compartmentalization and multiple grade trends in both the North and South areas, in conjunction with vertical and horizontal higher-grade components, as highlighted by the grade shells, makes variographic analysis challenging and open to interpretation, with any global results that do not consider the local structural subdomains being less reliable.

The approximative volumes were modelled based on individual grade trends to increase the probability of obtaining better behaved experimental variograms. Two partly overlapping wireframes were modelled for the North area, capturing the better-defined NNE trend and EW trend. These wireframes were later used to separate the 1101 and 1201 grade interpolation domains. In the South domain, one wireframe was modelled in the central part of the Extended Breccia to capture the S-EW trend. The South domain trend wireframe includes a mix from three interpolation subdomains.

it was noted that for the investigated subdomains, the experimental variogram ranges observed were 90 metres to 150 metres for major and semi-major directions, while minor ranges were generally within 50 metres. The relative nugget effect was modelled as 20%. Modelled variograms reached 80% to 90% of the sill at a range of approximately 50 metres for the major and semi-major directions.

A block model was generated in GEOVIA GEMS 6.8.1 software. The block model has a block size of 10 metres wide by 10 metres deep by 12 metres high. The block model is rotated 30° (GEMS rotation convention). The block size is appropriate for the intended open pit operation planning and adequate for the drill hole spacing at Côté.

Blocks in the model were initially flagged with lithology and mineralization, with the majority rule used to determine the flagging of a block with respect to modelled wireframes. Blocks outside the modelled lithology wireframes were assumed to be tonalite and flagged accordingly in order to facilitate processing of the block model data in the pit optimization algorithm.

For estimation domains, the in-situ blocks (below the overburden) were flagged using the mineralized Extended Breccia North and South wireframes (with higher precedence) and the low-grade North and South solids. Barren dike wireframes were not used for the interpolation domains flagging. Four main volumes were separated, the 100 (N) and 200 (S) for low-grade and 1000 (N) and 2000 (S) for constrained mineralization.

This flagging was assigned to the composites. Blocks in the low-grade domain were then flagged with 101 and 202, respectively. The 1000 domain was separated into three subdomains, one reflecting the NNE grade trend (1101), one the EW trend (1201), and the remaining volume with mixed influence (1001). The 2000 domain was separated into six subdomain reflecting the local grade trends: isotropic for 3202 and 3502, dipping north for 3102 and 3402, dipping vertically for 3302, and dipping south for 3602.

The lithology domains were based on the diorite, diorite breccia, and hydrothermal breccia wireframes. Blocks were then reflagged as dike where this wireframe represented the majority of a block. The overburden wireframe had the highest precedence for lithology flagging. The lithology flagging, in combination with the area (North or South), were used as the basis to assign density.

After interpolation and classification, grade and classification were transferred to a final set of attributes. At this stage, blocks from assumed barren lithological domains (dike and overburden) were sterilized. This final set of parameters was used for pit optimization and resource reporting.

The Côté grade block model was interpolated in one pass. The gold grades were estimated using six metre composites and the inverse distance cubed (ID3) interpolation method (anisotropic). This method helps preserve local grades when using mineralized wireframes with occasional internal dilution and with lower grade intercepts. Additionally, the experimental variograms reach high levels of variance within relatively short distances. Alternative interpolation methods were used for block validation purposes. The Extended Breccia domains shared the composites for all the subdomains. Hard boundaries were enforced between low and high-grade domains and between the North and South areas.

A total of 2,031 bulk density measurements from core samples were available for review. Preliminary outlier identification and removal was performed by IAMGOLD, eliminating readings of less than 2.4 g/cm3 and higher than 3 g/cm3. The density data was separated by lithology, mineralization, and position with respect to the fault. The diorite average values in different subdomains exhibited contrasting values, hence the average value for each individual subdomain was used for the block model.

Drill hole spacing tests were performed for the Côté deposit using the 2018 data in order to assess the classification criteria for Measured Mineral Resources. The grade of blocks in the tightly drilled South domain were estimated repeatedly, each time reducing the number of holes available for estimation. The results obtained using drill hole spacings from actual to 90 metres were upscaled to quarterly and yearly production volumes. The average percent difference in grades for blocks above cut-off grade between volume units was plotted in conjunction with the minimum and maximum differences. While the results of this test agree with the drill spacings of 44 metres for Measured and 66 metres for Indicated categories, this test effectively tests for average grade variations in a fixed volume and does not account for volume variations that would occur if the mineralized volume were to be interpreted separately for each of the drill hole spacing scenarios. Changing the interpretation of the mineralized volume would increase the differences between spacing scenarios. This would most likely result in increasing the spread of the differences and suggests that a tighter drill hole spacing for the Measured Mineral Resource classification might be required in the future.

Definitions for resource categories used in the Côté Gold Report are consistent with CIM (2014) definitions as incorporated by reference into NI 43-101. In the CIM classification, a Mineral Resource is defined as "a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction". Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the "economically mineable part of a Measured and/or Indicated Mineral Resource" demonstrated by studies at PFS or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

The classification uses a combination of interpreted geological continuity, expressed by the Extended Breccia wireframe, and drill hole spacing, expressed as average distance between drill holes and distance from the closest hole.

Interpolated blocks within the Extended Breccia wireframes were considered as candidates for classification in the Inferred category and higher, while blocks outside these wireframes were only considered for the Inferred category.

Extended Breccia blocks in areas with up to 44 metres drill hole spacing and within 25 metres from the closest drill hole were classified as Measured. Extended Breccia blocks in areas with drill hole spacing up to 66 metres and within 40 metres from the closest drill hole were classified as Indicated. The remaining interpolated blocks, if located in areas with drill hole spacing up to 110 metres and within 75 metres from the closest drill hole, were classified as Inferred. Average drill hole spacing for the Measured and Indicated categories was based on the average distance of a hole to the nearest five holes. For the Inferred category, the average to the nearest three holes was used, to eliminate artifacts generated by the numerical approach observed at the edges of the drilled area and at depth. A minimal manual cleanup of the scattered blocks from all classes was performed.

It is recommended additional block classification smoothing work be carried out in the future in order to eliminate the presence of occasional small clusters of blocks of different classes generated by the essentially numerical approach used for this estimate. It is noted that this would primarily result in upgrading a small number of Inferred blocks to Indicated and would have a negligible impact.

Metal prices used for Mineral Reserves are based on consensus, long-term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves. The Mineral Resources were reported at a cut-off grade of 0.3 g/t Au and constrained by an optimized resource shell. Only the blocks inside the resource shell were reported. This is similar to the cut-off value and approach used for the 2018 Mineral Resource estimate. In compliance with the CIM (2014) requirement that Mineral Resources demonstrate "reasonable prospects for eventual economic extraction". Preliminary Lerchs-Grossmann pit shells were prepared to constrain the Mineral Resources. The cost and parameters assumed for the Côté deposit are the same as those used in 2018.

Capping levels were established using statistical methods. In order to understand the overall influence of capping on the Côté Mineral Resource estimate, the uncapped Mineral Resources were estimated and reported. The Measured and Indicated metal lost due to capping is 17% for the current Mineral Resource estimate. It is noted that for the 2018 Mineral Resource estimate, the metal reduction due to capping was similar, while metal loss in the 2012 Mineral Resource estimate was 22% in the NE domain and 14% in the SW domain and metal loss in the 2016 Mineral Resource update was 15% in the NE and 16% in the SW domain.

Several changes have been implemented in the current Mineral Resource estimate compared to the 2018 Mineral Resource estimate:

  Incorporation of additional drilling.

  Update of the mineralization wireframes with a minor increase in volume.

  Minor variations of the density values as a result of additional measurements.

  Elimination of the fault domain.

  Subdomaining of the Extended Breccia wireframes according to observed local trends.

  Resource classification independent of alteration wireframes.

It is noted that the additional drilling, mineralization wireframe adjustments, density measurements, and grade estimation approach introduced minor changes overall. The largest changes included a firmer application of the classification criteria, resulting in a reduction of the Measured Mineral Resources, and detaching classification from the modelled alteration wireframes, resulting in the addition of significant Inferred Mineral Resources. Previously the blocks outside the modelled mineralization wireframes were considered for the Inferred classification only if they were situated inside alteration wireframes that were considered favourable for mineralization.

Gosselin

In 2021, an estimate of the Gosselin Mineral Resources was prepared based on an open pit mining scenario. As previously discussed, Indicated Resources total 124.5 Mt at an average grade of 0.84 g/t Au, containing 3.35 Moz Au. An additional 72.9 Mt at an average grade of 0.73 g/t Au, containing 1.71 Moz Au are estimated in the Inferred Mineral Resource category. The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a price of $1,500/oz Au, and have an effective date of October 4, 2021.

Summary of Gosselin Mineral Resources - October 4, 2021 IAMGOLD Corporation - Côté Gold Project
Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	-	-	-

Indicated	124.5	0.84	3.35

Total Measured + Indicated	124.5	0.84	3.35

Inferred	72.9	0.73	1.71

Notes:

1. CIM (2014) definitions were followed for Mineral Resources.

2. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

3. Mineral Resources are estimated using a long-term price of US$1,500/oz Au, and a US$/C$ exchange rate 1:1.2.

4. Bulk density varies from 2.69 t/m3 to 2.85 t/m3.

5. Mineral Resources are constrained by an optimized resource shell.

6. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7. Numbers may not add due to rounding.

There are no environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

A drill hole database for the Gosselin deposit was prepared and provided by IAMGOLD. The Gosselin database contains records of core drilling completed until the end of July 2021. Collar position, down hole deviation survey, gold assay, lithology, density, structural, alteration, mineralization, ICP, magnetic susceptibility, RQD, and recovery information are stored in separate tables. The Gosselin database was provided by IAMGOLD as part of a Seequent Leapfrog 2021.1 project and as separate csv files. The Gosselin Leapfrog project also contained interpreted geology wireframes and topography. The Gosselin database contains information from 163 drill holes with a total length of 54,775.4 metres.

IAMGOLD geologists prepared geological model wireframes in Leapfrog, using an implicit modelling approach with occasional manual control features. The wireframes provided were reviewed and found to be appropriate for Mineral Resource estimation purposes. The Gosselin mineralization wireframes were defined in Leapfrog with a nominal cut-off grade of 0.3 g/t Au and modelled using implicit modelling aided by modelled trend surfaces and manual control features. The Gosselin mineralization wireframes included lower grade intercepts to preserve the continuity of the solids and prevent unnecessary fragmentation, following the geometry of the lithological units where appropriate. The trend surfaces used to aid the mineralization wireframes were based on the grade trends demonstrated by gold grade shells at various cut-off values. Additional wireframes were modelled based on the grade shells to generate estimation subdomains inside the mineralization wireframe. A 200-metre wide buffer of waste material and occasional isolated mineralization intercept was defined and used as an unconstrained domain.

Data from 159 holes was used for the Gosselin Mineral Resource estimate, for a total drill length of 50,106 metres and 45,124 samples. Capping of high-grade assays prior to compositing is a practice aimed at limiting the influence of erratic high-grade assays, which otherwise have the potential to overpower surrounding lower grade samples. In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical methods are used. Statistical methods were applied to establish the capping levels for Gosselin. Lithological domains were used as capping domains inside the modelled mineralization wireframe, while in the buffer wireframe all the various mineralized lithologies received the same capping value. A combination of histograms, decile analysis, probability plots, disintegration, and visual inspection of the spatial location of higher-grade assays was used to determine the capping levels for each capping domain. High-grade assays were capped prior to compositing. Resource samples were composited prior to grade estimation. A fixed interval compositing length of six metres was selected. Compositing was completed from collar to toe within mineralization wireframes, starting at the wireframe pierce-point and continuing to the point at which the hole exited the lens. Composites shorter than half the compositing length were added to the previous interval. Composites of capped assays were used for Mineral Resource estimation.

The relationship between sample gold grade and lithology was investigated for the Gosselin deposit. Assay data was flagged according to the lithological model. Initially, an apparent relationship between lithological domains and grade was observed. Subsequently, grade shells at various cut-off values indicated that lenses of better grade continuity may be separated within the modelled mineralization domain. In order to isolate more homogeneous grade domains, a set of estimation subdomains were modelled for the mineralization wireframe, capturing the local grade trends.

The available Gosselin alteration wireframe, while generally simulating the presence of mineralization and the modelled mineralization wireframe, did not appear to be consistently related to the mineralization. As a result, the focus was on lithology and grade information for the Gosselin Mineral Resource estimate. It is recommended to continue the collection of alteration data and regular updates of the modelled alteration wireframes for the Gosselin deposit. Grade shells with cut-offs of 0.4 g/t Au, 0.6 g/t Au, 0.8 g/t Au, and 1.0 g/t Au were used as a guide for subdomain estimation modelling.

The Gosselin estimation subdomains capture the local grade trends and respect breaks in the mineralization or changes in orientation. The intersection between the mineralization wireframe and estimation subdomains was used to parse the data for variographic analysis in Supervisor 8.14 and later for guiding the block grade estimation in Leapfrog.

In general, the capped composites produced variograms with erratic behaviour. In order to reduce the variance, the data for variographic analysis was capped at a lower value of 4.0 g/t Au for all the estimation domains. Overall, approximately 80% of the sill for the major and semi-major ranges was reached within 60 metres to 80 metres. 70 metres was considered as nominal drill hole spacing for classification.

A block model was generated in Seequent's Leapfrog 2021 software to support the Gosselin Mineral Resource estimate. The block model for the Gosselin deposit has a block size of 10 metres wide by 10 metres deep by 12 metres high. The block model is rotated, aligned parallel to the average strike of the Gosselin deposit. The block size is appropriate for the intended open pit operation planning and adequate for the drill hole spacing at Gosselin. The Gosselin gold grade block model was interpolated in two passes inside the mineralized wireframe, and in one pass in the buffer domain. The gold grades were estimated using six metre composites with the ID3 interpolation method. The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts. All the subdomains inside the mineralized wireframes have soft boundaries, and hard boundaries between the mineralized wireframe and the buffer domain.

The Gosselin drill hole database contained 1,249 density measurements from all the lithological unis. The data were separated by lithology and analyzed. Occasional outliers were removed prior to calculating the average bulk density value for each of the lithology domains. The average domain values were used for the Gosselin deposit. The average values were assigned to blocks in the block model flagged with lithology domains.

Definitions for resource categories used in the Côté Gold Report are consistent with CIM (2014) as incorporated by reference into NI 43-101. In the CIM classification, a Mineral Resource is defined as "a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction". Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the "economically mineable part of a Measured and/or Indicated Mineral Resource" demonstrated by studies at PFS or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

Indicated Resources are classified where estimated blocks are situated inside the mineralized wireframe and inside the modelled estimation domains, within up to a 60 metres to 70 metres drill hole spacing, interpolated with a minimum of two drill holes. Indicated blocks are expected to be within a maximum distance of 45 metres from the closest drill hole.

Inferred Resources are classified as blocks estimated with a minimum of one hole. Inferred blocks occur inside the constrained volume of the mineralization wireframe and outside the modelled estimation domains, within maximum distance to the closest composite of 100 metres. Interpolated blocks in the buffer volume, within 75 metres from the closest drill hole were also classified in the Inferred category.

Visual and statistical methods were used to validate the block model attributes, domain flagging, and interpolated block grades at Gosselin. The checks performed included:

  comparison of mineralized lenses with the flagged blocks;

  spot checks for search ellipse alignment along mineralized lenses;

  spot checks for composite and estimation domain flagging;

  visual checks for interpolated grade artefacts (banding, smearing of high grades, and high gradenplumes);

  visual comparison of composite and block grade in section and plan view;

  comparison of composite and block grades in swath plots; and

  comparison of interpolated block grades obtained by alternate interpolation methods;

Metal prices used for Mineral Reserves are based on consensus, long-term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves.

In compliance with the CIM (2014) requirement that Mineral Resources demonstrate "reasonable prospects for eventual economic extraction", Lerchs-Grossmann pit shells was prepared to constrain the Mineral Resources. The Mineral Resources were reported at a cut-off grade of 0.3 g/t Au and constrained by the optimized Mineral Resource shell. Only the blocks inside the Mineral Resource shell were reported.

The Gosselin deposit is located to the east of, and adjacent to, the Côté deposit. The Mineral Resource shells developed for the two deposits overlap slightly, this will benefit both deposits. It is noted that the Mineral Resource blocks reported for the Côté deposit (0.3 g/t Au and higher) were excluded from the Gosselin Mineral Resource estimate.

The Gosselin model blocks attributable to Côté total 0.13 Mt at an average grade of 0.54 g/t Au, and contained 2,260 oz Au, all in the Inferred category. These Mineral Resources were not reported in the Gosselin Mineral Resource estimate.

2. Mineral Reserves

All currently defined Mineral Reserves at the Côté Gold Project are located in the Côté deposit. Accordingly, unless otherwise indicated, the reminder of the discussion below regarding the Côté Gold Project focuses exclusively on the Côté deposit (for which the Company's NSR Royalty has a total coverage of less than 10%) and not the Gosselin deposit.

Mineral Reserves were classified in accordance with the CIM (2014) definitions. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability. Mineral Reserves for the Côté deposit incorporate mining dilution and mining recovery estimations for the open pit mining method.

The Mineral Reserve estimate for the Côté deposit is based on a resource block model, as well as information provided by IAMGOLD and previously generated information generated.

Mineral Reserves are an estimate of the tonnage and grade of ore that can be economically mined and processed. To be considered Mineral Reserves the estimated material must pay for all costs incurred during mining. The mine plan is based on the detailed mine design derived from the optimal pit shell produced by applying the Lerchs-Grossmann (LG) algorithm. The resource model, containing gold grades, block percentages, material density, slope sectors, rock types, and NSR, was imported into the optimization software. The optimization run was carried out using only Measured and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of 1 is the base case. To select the optimal pit shell that defines the ultimate pit limit, a pit-by-pit analysis was conducted to evaluate the contribution of each incremental shell to NPV, assuming a processing plant capacity of 36,000 tpd and a discount rate of 6%. Following this analysis, the selected pit shell is usually smaller than the base case pit shell. This represents a NPV improvement of $17.9 million over the base case pit shell.

The resource model is diluted by regularization to a standard block size of 10 metres wide by 10 metres deep by 12 metres high. Individual blocks captured within the final pit design were tagged as either ore or waste by cut-off grade, accounting for increasing mining costs with depth and varying royalties by zone. Ore losses during mining are accounted for by simulating the mixing of material from adjacent blocks. The procedure to determine ore losses during mining results in a reduction of gold grade but does not reduce tonnage.

Ore losses were estimated using the following steps:

  The grade of a given block will be blended using 5% of the tonnage from each of the four adjacent blocks.

  If an adjacent block is classified as an Inferred Mineral Resource, its grade is considered to be zero. If the adjacent block is Measured or Indicated, but below cut-off, dilution is taken at the grade of the adjacent block.

The estimated average ore losses using this procedure is 0.7%.

The Mineral Reserve estimate includes the tonnage and grade of ore that can be economically mined and processed. To be considered Mineral Reserves the mineralized material must pay for mining, processing, selling, and rehandling costs, in addition to royalties.

Since the mining cost increases with depth and the royalty percentage varies by zone, individual blocks captured within the final pit design were tagged as either ore or waste. Using the partial block percentages within the final pit design, the ore tonnage and average grade were estimated.

The cut-off applied to the reserves is 0.35 g/t Au. The effective date of the Mineral Reserves estimate is May 1, 2022.

Mineral Reserves Statement - May 1, 2022 IAMGOLD Corporation - Côté Gold Project
Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Total Mineral Reserves
Proven	130.9	1.01	4.261

Probable	102.1	0.88	2.909

Proven and Probable	233.0	0.96	7.17

Notes:

1. The Company's NSR Royalty covers the northern portion of the Côté reserve pit for a total coverage of less than 10% of the Côté reserve & resource estimate.

2. The Mineral Reserves were estimated assuming open pit mining methods and are reported on a 100% Project basis.

3. Mineral Reserves used the following assumptions: price of US$1,200/oz Au; fixed process recovery of 91.8%; treatment and refining costs, including transport and selling costs of $1.75/oz Au; variable royalty percentages by zone: 0.75% for Zone 1, 1.00% for zone 2, 0.00% for zone 3, 1.50% for zone 4, 0.75% for zone 5, 1.50% for zone 6, and 0.75% for zones 7 and 8; overall pit slope angles varying by sector with a range of 45.8° to 56.4°; processing costs of $10.17/t, which includes process operating costs of $7.01/t, general and administrative costs of $1.84/t, sustaining costs of $0.82/t, and closure costs of $0.50/t; mining costs of $1.61/t incremented at $0.029/t/12m below 388 elevation (life-of-mine average mining costs of $2.01/t); and rehandling costs of $0.87/t. The cut-off applied to the reserves is 0.35 g/t Au.

4. Numbers have been rounded. Totals may not sum due to rounding.

The Mineral Reserves estimated for the Côté deposit are subject to the types of risks common to most open pit gold mining operations in Ontario. The risks are reasonably well understood at the feasibility level of study and should be manageable. Proper management of groundwater will be important to maintaining pit slope stability.

There is a reasonable expectation that all permitting required to support the Mineral Reserve-based LOM plan will be obtained.

There are no mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Note that:

  Pit optimization parameters, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018. The mine design was updated to optimize pit phasing, ramp location, and waste stripping, resulting in negligible changes to Mineral Reserves compared to the previous estimate, and small reductions in waste.

  The previous 2018 Mineral Reserves statement outlined a Base Case (203 Mt) and an Extended

  Case which added an additional 30 Mt. The current 2021 Mineral Reserves statement combines both cases for a total of 233 Mt.

  The current TMF permit covers approximately 87% of the Mineral Reserves

Mining Operations

Pit optimization parameters, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018. The current Mineral Reserves are based on an updated mine design which optimizes pit phasing, ramp location, and waste stripping, resulting in negligible changes to Mineral Reserves compared to the previous estimate, and small reductions in waste.

The mine plan was updated to a feasibility level pit slope design by carrying out geomechanical logging, compilation of previous geotechnical data, geotechnical modelling, kinematic analysis, and confirmation of overall slope stability by limit equilibrium and finite element analysis. Initial pit slope design criteria were based primarily on all the compiled, reconciled, and updated geomechanical data, with reference to the prefeasibility study (PFS) pit shell geometry defined by Amec Foster Wheeler (2017). Following pit optimization, the pit geometry was compared for changes in the slope orientation that may be impacted by different kinematic influences and reviewed using limit equilibrium modelling of the potential modes of failure to determine adequacy of the bench and inter-ramp design, with recommendations for adjustments which were incorporated into the final pit design.

The pit shells that define the ultimate pit limit, as well as the internal phases, were derived using the Lerchs- Grossmann (LG) pit optimization algorithm. This process considers the information stored in the geological block model, the pit slope angles by geotechnical sector, commodity prices, cost inputs, and royalties by zone.

The resource model, containing gold grades, block percentages, material density, slope sectors, rock types, and net smelter return (NSR), was imported into the optimization software. The optimization run was carried out using only Measured and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of 1 is the base case. To select the optimal pit shell that defines the ultimate pit limit, a pit-by-pit analysis was conducted to evaluate the contribution of each incremental shell to NPV, assuming a processing plant capacity of 36,000 tpd and a discount rate of 6%. In 2022, pit optimizations run with current inputs confirmed the previous pit shell selection.

The mine plan is designed as a truck-shovel operation assuming 212 tonne autonomous and 34 cubic metre shovels. The pit design includes five phases to balance stripping requirements while satisfying concentrator requirements.

The design parameters include a ramp width of 36 metres, maximum road grades of 10%, bench height of 12 metres, berm height interval of 24 metres, geotechnical catch bench of 20 metres if height is greater than 150 metres, a minimum mining width of 40 metres, and variable slope angles and berm widths by sector.

The smoothed final pit design contains approximately 235 Mt of ore at 0.95 g/t Au and 575 Mt of waste for a resulting stripping ratio of 2.4:1. The total LOM mill feed is 233 Mt at 0.96 g/t Au, constrained by TMF capacity, and 2.3 Mt of low-grade ore material remaining in stockpiles at the end of mine life. These tonnages and grades were derived by following an elevated cut-off strategy in the production schedule.

The mine rock area (MRA), overburden stockpile, and ore stockpiles have been designed to ensure physical and chemical stability during and after mining activities. To achieve this, the storage facilities were designed to account for benching, drainage, geotechnical stability, and concurrent reclamation.

Pre-production commenced with contractor works in Q1 2021 consisting of overburden removal, supply of material for construction, and initial bench establishment. Contractor mining will continue for a period of two years until Q2 2023. In parallel, delivery and assembly of autonomous equipment has begun and owner mining will commence in 2023. Mechanical completion, first gold, and commercial production are planned in early 2024.

The Côté deposit is planned to be mined in five phases included within the ultimate pit limit. The scheduling constraints establish the maximum mining capacity at 70 Mtpa and the maximum number of benches mined per year at eight in each phase. Additional constraints were used to guide the schedule and to obtain the desired results. Examples of these additional constraints include feeding lower grade material during the first months of the plant ramp up schedule, the maximum stockpile capacity, and reducing the mining capacity in later years to balance the number of trucks required per period.

The schedule produced an 18 year LOM with stockpile reclaim accounting for the final four years. The amount of re-handled mill feed is 78 Mt, which requires a maximum stockpile capacity of 55 Mt, in Year 13. The average grade is 0.96 g/t Au.

The mine is scheduled to operate 24 hours per day, seven days per week (24/7 schedule), using four rotating crews working 12 hour shifts.

Mining operations will use an autonomous truck and drill fleet, supported by a conventional manned loading fleet and a fleet of manned support equipment. The truck fleet will be diesel-powered with the capacity to mine approximately 60.0 Mtpa operating on 12 metres benches. The loading fleet will include two electricpowered hydraulic shovels, supported by three large diesel-powered front-end loaders (FELs). Primary mobile equipment will consist of:

  Loading - CAT 6060 electric/hydraulic (6060E) shovel and CAT 994K high lift FELs.

  Hauling - CAT 793F mechanical drive truck operated in autonomous mode.

Multiple contractors will support the mine. A contractor miner is assumed to mine all overburden within the mine plan and to develop the initial benches in the pre-production period for the autonomous fleet. A maintenance and repair contract (MARC) will be in place during pre-production and the first three years of operation. Blasting will be conducted by a contract down hole service during the LOM. A full-service contract tire provider will be used throughout the LOM to supply, repair, and change tires at the mine site.

Processing and Recovery Operations

The process circuits will include primary crushing, secondary crushing, HPGR, ball milling, vertical milling, gravity concentration and cyanide leaching, followed by gold recovery by CIP, stripping and EW. Tailings handling will incorporate cyanide destruction and tailings thickening. Plant throughput will initially be 35,500 tpd at 92.6% utilization and it is expected that a ramp up period of 20 months will be required to reach the design throughput, however, it is expected that 90% of the design throughput will be achieved after 10 months. As of Year 3, it is anticipated that nameplate capacity will be increased by an additional 5% to achieve 37,200 tpd. Preliminary test work has indicated that the Gosselin deposit is similar to the Côté deposit, however, additional test work is required to validate and confirm this. Based on discussions with Côté personnel, it is believed that any modifications required to process Gosselin material will be made by the operations group.

The process plant design is conventional and uses conventional equipment. The process plant will consist of:

  primary (gyratory) crushing;

  secondary cone crushing and coarse ore screening;

  a coarse ore stockpile;

  tertiary hpgr crushing;

  fine ore screening and storage;

  two milling stages (ball mill followed by vertical stirred mills);

  gravity concentration and intensive leaching;

  pre-leach thickening;

  whole ore cyanide leaching;

  CIP recovery of precious metals from solution;

  cyanide destruction;

  tailings thickening;

  elution of precious metals from carbon;

  recovery of precious metals by ew; and

  smelting to doré.

The processing plant will have facilities for carbon regeneration, tailings thickening, and cyanide destruction. The ramp up period will be highly influenced by design considerations, especially pertaining to the grinding circuit.

The processing plant will have facilities for carbon regeneration, tailings thickening, and cyanide destruction. Plant throughput will initially be 35,500 tpd at 92.6% utilization and it is expected that a ramp up period of 10 months will be required to reach the design throughput.

Water from the mine water pond will be the primary source of mill water, providing the majority of the processing plant requirements, whereas the plant site pond and other collection areas will be secondary sources of process water. Fresh water required for reagent mixing at the processing plant will be pumped from Mesomikenda Lake.

The primary reagents required will include flocculant, sodium hydroxide, cyanide, copper sulphate, liquid sulphur dioxide, anti-scalant, lime, hydrochloric acid, and oxygen. A dedicated, self-contained air service system will be provided.

The mill will require approximately 54 MW of power to operate at full capacity.

Infrastructure, Permitting and Compliance Activities

1. Infrastructure, Permitting and Compliance Activities

a. Infrastructure

Project infrastructure will include:

  open pit;

  MRA and stockpile facilities;

  TMF;

  permanent camp and a temporary construction camp;

  emulsion plant;

  process facilities;

  workshop, offices, facilities, and other services;

  watercourse realignment dams and channels;

  new lake to be created to compensate for the loss of Côté Lake habitat;

  storm/mine water, polishing, and tailings reclaim ponds;

  collection, surplus water discharge, and dispersion systems;

  two-lane gravel access road;

  upgraded existing transmission line from Timmins to Shining Tree Junction and a new 44 kilometrelong 115 kV electrical power transmission line from Shining Tree Junction to the Côté Gold Project site; and

  electrical distribution network.

Current access to the Côté Gold Project is via a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road, which runs east-west along and below the southern portion of the Côté Gold Project area. The selected route to the processing plant is the existing Chester Logging Road which has already been upgraded from the Sultan Industrial Road, 4.62 kilometres, at the intersection with an existing road to the planned open pit area. The upgraded road is nine metres wide and deemed sufficient to serve as the main access to the mine site. From the upgraded road to approximately the southeast corner of the TMF, Chester Logging Road will require upgrading to a 10-metre design width, which is accounted for in the estimate. At the corner of the planned TMF site, the existing road continues into the footprint of the TMF, and 4.28 kilometres of new road construction will be required to extend the access to the construction/permanent camp entrance. This section of road will be constructed as part of the early works and will be used as a primary construction access to the processing plant site and the camp area. A mine site bypass route will use the existing Yeo Road, from the Sultan Industrial Road to a point opposite the northwest corner of the TMF, without upgrade. From there a new connector road of 3.94 kilometres has been constructed to tie into an existing road which runs parallel to the North Dam of the TMF. This existing road requires upgrading. It will permit public access to Chester Logging Road north of the TMF without passing through the mine security gate and the mine site proper.

Mine development will require three major haul roads, consisting of access to the MRA, the TMF, and the topsoil/overburden stockpile. In addition, a major intersection is required on the north side of the open pit to tie together the exit from the pit with the pit bypass road, the ramps to the ore stockpiles, and the crusher and truck shop ramps. Approximately 24.7 kilometres of new six metre wide service roads are required to access all site facilities, including many shorter spurs to dam locations, and perimeter roads around the TMF and the east side of the MRA. The site layout includes three major watercourse crossings. Roads will be designed with a crossfall from side to side (as opposed to a central crown), such that the runoff from the entire road surface will be discharged to another developed drainage area on one side of the road, such as the processing plant site, the reclaim water pond basin, the TMF, MRA, polishing pond, or the open pit itself.

The power supply for the Côté Gold Project site will be delivered at 115 kV by a new 44 kilometres overhead line from Hydro One's Shining Tree Junction. Upstream of the Shining Tree Junction is an idle 118 kilometres 115 kV line fed from Timmins Tie Station (TS) which will be refurbished and restrung. The Independent Electricity System Operator (IESO) has completed a system impact assessment (SIA) and determined that the proposed connection to its power grid is technically feasible, that the system has sufficient capacity, and that it can meet the proposed in-service date of Q3 2020. The calculated electrical load for the Côté Gold Project is as follows:

  61 MW maximum demand load.

  54 MW average demand load.

  98% lagging (inductive) power factor.

This calculated load is based on the current electrical load list, and includes two electric shovels, mine dewatering, all ancillary loads, and a 10% allowance for growth during detailed design. Hydro One has allocated a total of 72 MW of capacity to the Côté Gold Project. Emergency backup power will be available from four diesel standby generators, sized to provide essential power to the process and ancillary electrical equipment. The four 1 MW prime gensets will be located in the main substation area, will be 600 V rated and will be stepped up to 13.8 kV to be distributed around the site.

Environmental Considerations

An EA was completed for the Côté Gold Project under Canadian Environmental Assessment Act, 2012. An EA Decision Statement was issued by the Federal Minister of Environment and Climate Change Canada on April 13, 2016, and a Notice of Approval was issued by the MOECC on December 22, 2016. The Project has undergone optimizations since the 2015 EA, including:

  Relocation and reduction of the TMF to minimize overprinting of fish-bearing waters, reduction of the Côté Gold Project footprint, improved Project economics, reduction in the need for watercourse realignments, and the avoidance of effluent discharges to the Mesomikenda Lake watershed.

  Reduced open pit size.

  Modifications to the processing plant.

  Reduction in transmission line voltage and re-routing of the transmission line; a Provincial Class EA for the 115 kV transmission line was completed in 2019.

Permitting Activities

On May 3, 2013, IAMGOLD entered into a Voluntary Agreement with the Ontario Ministry of the Environment and Climate Change (now MECP) to conduct a Provincial Individual EA for the entire Project, to meet the requirements of the Ontario EAA. Approval of the Provincial EA was received on December 22, 2016.

Three primary Provincial agencies are involved with Project approvals/permits:

  Ministry of Energy, Northern Development and Mines (MENDM);

  Ministry of Natural Resources and Forestry (MNRF); and

  Ministry of Environment, Conservation and Parks (MECP).

It is noted that the MENDM and MNRF were merged on June 18, 2021 into the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF).

Additional agencies involved in permitting to date include:

  Ontario Energy Board;

  Ministry of Transportation;

  Infrastructure Ontario;

  Ministry of Tourism, Culture and Sport;

  Fisheries and Oceans Canada;

  Environment and Climate Change Canada (formerly Environment Canada);

  Natural Resources Canada;

  Transport Canada; and

  NAV CAN.

The majority of Provincial permits that are required to construct the Côté Gold Project have already been acquired, along with some permits that have been obtained, or are nearing Provincial sign-off that are required to operate the mine and ore processing facility. Additional permits are required to complete subsequent construction elements and commissioning for operations, which IAMGOLD expects to receive in due course.

Additional Federal environmental approvals are expected to be required to construct and operate the Côté Gold Project. Wood notes that most of the Federal permits / approvals have been obtained. In addition, engineering approvals related to explosives manufacturing and/or storage will be required.

Social Considerations

IAMGOLD has actively engaged Indigenous, local and regional communities, as well as other stakeholders, to gain a better understanding of their issues and interests, identify potential partnerships, and build social acceptance for the Côté Gold Project. Stakeholders involved in Project consultations to date include those with a direct interest in the Côté Gold Project, and those who provided data for the baseline studies.

The involvement of stakeholders will continue throughout the various Project stages. The range of stakeholders is expected to increase and evolve over time, to reflect varying levels of interest and issues.

As part of the Provincial conditions of EA approval, IAMGOLD developed and submitted a Community Communication Plan to the responsible Provincial ministry, outlining its plan to communicate with stakeholders through all phases of the Côté Gold Project.

IAMGOLD worked collaboratively with the community of Gogama on the development of a socio-economic management and monitoring plan to manage potential socio-economic effects of the Côté Gold Project (both adverse and positive). The plan was accepted in 2020 and implementation began in 2021.

An understanding of the Indigenous communities potentially interested in the Côté Gold Project was first developed through advice from the Province to the previous property owner Trelawney in a letter dated August 19, 2011, and through advice from the CEAA based on information provided by Aboriginal Affairs and Northern Development Canada (now Indigenous and Northern Affairs Canada). IAMGOLD sought further direction from both Provincial and Federal Crown agencies on the potentially affected communities.

Based on Federal and Provincial advice and information gathered through engagement activities, IAMGOLD engaged a range of Indigenous groups during the preparation of the EA. IAMGOLD has continued to engage the identified communities through information sharing (e.g., newsletters, notices, invitations to open houses, various permit applications), and has focused on actively engaging affected communities identified through the EA process. IAMGOLD signed IBAs with the Mattagami First Nation and Flying Post First Nation in April 2019 and with the Métis Nation of Ontario (Region 3) in June 2021.

As part of the Provincial and Federal conditions of EA approval, IAMGOLD developed and submitted an Indigenous Consultation Plan to the responsible government departments, outlining the Côté Gold Project's plan to consult with identified Indigenous groups throughout all phases of the Côté Gold Project. IAMGOLD consulted all identified Indigenous groups as part of the development of the Indigenous Consultation Plan, as required.

IAMGOLD committed to work with the communities of Mattagami First Nation and Flying Post First Nation to collaboratively develop a socio-economic management and monitoring plan to manage potential socioeconomic effects of the project (both adverse and positive). This plan was developed collaboratively with the communities and implementation began in 2021. The monitoring committee, comprised of members of each community and IAMGOLD, meets quarterly.

Capital and Operating Costs

1. Capital Costs

Construction was significantly impacted by COVID-19 in late 2021 and early 2022. Further, a fire in late February 2022 and a labour strike of operating engineers and carpenters during the month of may, affected the Côté Gold Project capacity to execute. The Ontario union labour strike had an impact on the Project of approximately eight weeks delay, considering the consequence of lengthened construction activity durations, due to some work shifting to Winter 2023 season.

The total cost to design, construct, and commission the Côté Gold Project with a throughput of 35,500 tpd is estimated to be approximately $2,965 million, with a remaining cost of $1,908 million on May 1, 2022, inclusive of an allowance for contingency of $185 million and an escalation allowance of $80 million.

The total cost estimate is expressed in Q2 2022 US dollars. Unless otherwise indicated, all costs in this section are expressed without allowance for currency fluctuation, or interest during construction. Costs going forward quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.25. Cost implications and/or delays arising from the ongoing COVID-19 pandemic have been considered in the forecast estimate. The forecast estimate includes:

  Construction costs to execute the Côté Gold Project.

  Contracts and Purchase Orders.

  Indirect costs associated with the design, construction, and commissioning of the new facilities.

  Camp costs.

  Mining costs.

  Owner's costs, including Operational Readiness and fees, and funds for labour availability risks.

  Contingency and escalation allowance.

Project Scope Capital Cost Estimate Summary IAMGOLD Corporation - Côté Gold Project
Project Scope	Initial Capital (US$ million)
Procurement	343
Earthworks	575
Process	519
Infrastructure	162
Indirects and EPCM	533
Mining	274
Owner's Costs	294
Contingency	185
Escalation	80
Revised Project Budget (100% Basis)	2,965
Less Early Works Sunk Cost	-75
Subtotal Excl Early Works Sunk Cost	2,890
Less Spent to Apr 30, 2022	-982
Capital Going Forward	1,908

The basis of estimate in this section is based on a ground up methodology, and encompasses the Structural, Mechanical, Piping, Electrical and Instrumentation (SMPEI), overland piping, underground piping and electrical scopes only. The Wood Mining and Metals Estimating Group independently performed the estimates and included all contractor-supplied materials, labour installation, and construction equipment costs. The estimate used the latest information and quantities from Engineering (dated February/March 2022). These quantities were updated from what the contractors received as the basis of their contract in H2 2021. The following lists contracts developed bottoms up:

  Crushing and Conveying SMP

  Grinding Refinery SMP

  Concentrator Grinding SMP

  Crushing and Conveying E&I

  Grinding E&I

  Concentrator E&I

  Fibre Optic Termination

  Overland Pipeline

  Underground Piping and Electrical Services.

The estimate addresses the process facilities, ancillary buildings, infrastructure, water management, and tailings facilities scope, and includes:

  Direct field costs including construction and commissioning of all structures, utilities, and equipment.

  Indirect costs associated with design, construction, and commissioning.

  Provisions for contingency, escalation and owner's costs.

The estimate was prepared in accordance with the AACE International Class 1 Estimate with an expected accuracy of +10%/-5% of the final Project cost remaining to construct.

The accuracy of the capital cost estimate for Contracts for Underground Piping and Electrical and Overland Piping are expected to meet the AACE Feasibility Study Class 3 guidelines and be within +15% and -10% of final project costs with contingency.

Capital costs for surface facilities include the construction and installation of all structures, utilities, materials, and equipment, as well as all associated indirect and management costs. The capital cost includes contractor and engineering support to commission the processing plant to ensure all systems are operational. At the point of hand over of the processing plant to IAMGOLD, all operational costs, including ramp up to full production, are considered as operating costs. This capital cost estimate is based on the remaining duration to commercial production. As of December 31, 2021, the overall Côté Gold Project was 43.4% complete, with detailed engineering approximately 92.2% complete, plant civil and concrete deliverables principally completed, and mechanical, piping, electrical and instrumentation continuing into the first quarter 2022.

The scope of the mining cost estimate includes the purchase of initial mining fleet, maintenance, and mine support equipment, wages for hourly and salary personnel for pre-production mine operation, haul road construction, and miscellaneous equipment. Estimates for mining equipment were based on mining fleet equipment schedules and equipment pricing provided by vendors for supply, delivery, assembly, and testing. Costs include pre-production stripping and haul road construction by a contractor fleet.

Wage rates for construction crews were established based on recent building trade labour agreements.

The North American unit workhours are based on ideal working conditions which have been adjusted using a productivity factor to account for conditions at the Côté Gold Project site. These productivity factors were incorporated into the construction labour unit workhours as multipliers on the base man-hours, benchmarked against current contract information.

A model was used to establish the construction equipment required by the discipline crew. Each discipline account reflects the appropriate level of equipment required per work hour.

Construction equipment costs for bulk earthworks, civil infrastructure, and detailed earthworks are calculated separately based on the type of work activity. The type and size of equipment fleets used on each of these different activities vary depending on the size of the equipment fleet projected to complete the work.

The rates include equipment ownership, depreciation, insurance, lubricants, maintenance, and service and repair.

Most of the initial mining fleet has been financed. The initial mining fleet, having an approximate initial capital cost of $146 million, has been financed using capital lease agreements with vendors. Inclusive of a down-payment of 0% to 15% of the purchase value paid at placement of order and interest incurred during the construction period, capital leases reduce the initial capital cost by approximately $146 million.

Schedule-driven indirect contracts were extended based on the latest project schedule and subsequent camp loading profile. Provisions for an additional camp room, potential overflow, and the expected increased need for transportation and security services are included. All schedule-driven indirect contracts were extended to October 2023 under engineering, procurement, and construction management (EPCM) managed scope, and further carried within Owner's costs until first gold. These contracts (and some field Pos) include:

  Temporary construction facilities

  Temporary communications

  Camp catering and maintenance

  Workforce transportation

  Construction support services

  Medical, security, and Emergency Response Team (ERT)

  Consumables and expenses

Other indirects include:

  Spare parts and first fills

  First fills and lubricants are within Owner's costs

  Vendor construction and commissioning support

  Freight, taxes, and duties

  Fuel

A budget of $294 million for owner's costs was based on a detailed estimate completed by IAMGOLD and was carried in the capital cost estimate as a component of the total construction capital cost.

Operational readiness includes the costs to allow operations personnel to mobilize, receive training, and prepare for the start of operations during the initial capital phase of the Project. Other costs included in Owner's Construction team costs and fees relative to the project execution. Labour costs to account for the latest forecast Union Agreements impacts is also captured in the Owners costs including a retention program for workers given the highly competitive market.

A complete reassessment of the Project contingency has been undertaken. An external consultant, Riskcor Ltd., was retained to derive the contingency value via an integrated Monte Carlo simulation. The modelling process combines subjective and qualitative input from subject matter experts, and statistical simulation with analytical algorithms. The base deterministic estimate-at-completion Forecast included EPCM and Owner Scope without operator fee, contingency and escalation with the planned project mechanical completion on October 31, 2023. The combined contingency of $185 million at P50 represents 10.7% of the estimated total cost (ETC), which was derived from simulating and aggregating the cost estimate-specific risks and the project-wide systemic risk impacts. The combined escalation of $80 million at P50 represents 4.4% of ETC, which consists of EPCM escalation and Owner cost escalation.

Sustaining capital costs are estimated at $1,136 million. An allocation of $16 million has been made for the permanent camp.

IAMGOLD's previous estimate of its share of remaining costs to completion, net of leases, from May 1, 2022 onwards was approximately $1,908 million (estimated at a USD/CAD exchange rate of 1.25) ($1,335 million attributable to IAMGOLD) including contingency of $185 million and escalation allowance of $80 million. Inflationary and other cost pressures have since been identified, impacting earthworks, electrical and instrumentation components, operations spare parts and key consumables, freight costs, indirect costs and EPCM services. This has resulted in the projected remaining costs to completion to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

2. Operating Costs

Total operating costs over the LOM are estimated to be $4,073 million. Mining (excluding CWS) and processing costs represent 35% and 46% of this total, respectively. Average operating costs are estimated at $17.48/t of processed ore.

Mineral Reserves Statement - October 1, 2021 IAMGOLD Corporation - Côté Gold Project
Cost Area	Total (US$ million)	Percent of Total
Mining Operations (excl CWS)	1,445	35
Processing	1,856	46
G&A	772	19
Total	4,073	100

Average Unit Operating Costs IAMGOLD Corporation - Côté Gold Project
Cost Area	US$/t of processed ore
Mining (excl CWS)	6.20 (8.49 if CWS included)
Processing	7.97
G&A	3.31
Total	17.48

Mining quantities were derived from first principles and mine phased planning to achieve the planned production rates. Mining excavation estimates were based on geological studies, mine models, drawings, and sketches. Mine costs generally increase with time as the pit increases in depth and the MRA increase in height.

Process operating costs estimates were developed from first principles, metallurgical test work, IAMGOLD's salary/benefit guidelines, and recent vendor quotations, and benchmarked against historical data for similar processing plants. The process operating costs include reagents, consumables, personnel, electrical power, and laboratory testing. The consumables accounted for in the operating costs include spare parts, grinding media, and liner and screen components. Process operating costs over the LOM are estimated to average $7.88/t of processed ore. G&A costs averaging $2.87/t of processed ore over the LOM were developed from first principles and benchmarked against similar projects.

The royalty rates presented in Section 4, ranging from 0% to a maximum of 1.5% depending on the source of the ore within the pit, in addition to management fees and allowances to meet commitments to stakeholders, total $483 million over the LOM or average $2.07/t processed.

Reclamation and closure costs are estimated to total $83 million, distributed annually from early in the mine life until post-closure. This is based on a detailed closure cost estimate adjusted to include an allowance for security bond fees and a credit at the end of mine life to account for the estimated salvage value of equipment and materials. This was also adjusted for inflation to bring the estimate to 2021 dollars.

3. Economic Analysis

The economic analysis contained in the Côté Gold Report is based on the Côté Gold Project Mineral. Reserves, economic assumptions, and capital and operating costs provided by IAMGOLD (all reported on a 100% ownership basis - IAMGOLD owns 70%). All costs are expressed in Q2 2022 US dollars.

Unless otherwise indicated, all costs in this section of the summary of the Côté Gold Report are expressed without allowance for escalation, currency fluctuation, or interest during construction. Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.25. A summary of the key project criteria is provided below:

Physicals:

  Project life: 18 year LOM with 16 years of mining and stockpile reclaim extending into Year 18.

  Open Pit operations;

    Total tonnes mined: 804 Mt (ore and waste).

    Waste: Ore ratio: 2.4

    Maximum mining rate: 69 Mtpa (Year 7 of commercial production)

  Processing of Mineral Reserves:

    Annual Ore Feed: 13.6 Mtpa.

    Total Ore Feed to Plant: 233 Mt at 0.96 g/t Au (reported on a 100% basis).

    Contained Gold: 7.165 Moz Au.

    Average LOM Plant Recovery: 91.8%.

    Recovered Gold: 6.582 Moz Au.

Revenue:

  For the purposes of this economic analysis, revenue is estimated based on the IAMGOLD assumed LOM gold price of $1,750/oz Au for 2023, $1,700/oz Au for 2024 and 2025 and $1,600/oz Au for 2026 onwards. This price is aligned with latest industry consensus long-term forecast prices. Gold prices were kept constant throughout the life of the Côté Gold Project.

  For transportation and refining charges, the current assumption is that the Royal Canadian Mint will transport doré from the Côté Gold Project to its refinery in Ottawa. An indicative quote for transportation, insurance and refining was received from the Royal Canadian Mint which estimated costs at approximately $1.75/oz Au over the LOM.

  Royalty rates are presented in Section 4 of the Côté Gold Report and range from 0% to a maximum of 1.5% depending on the source of the ore within the Côté Gold Project area.

  LOM net revenue is $6,102 million (after Royalty Charges ("RCs") and TCs).

Capital costs:

  Total Project construction capital cost are estimated to be $2,965 million.

  Pre-production capital costs already spent on the Côté Gold Project up to May 1, 2022 amounted to $1,057 million (considered as sunk cost for the economic analysis as of June 30, 2021).

  IAMGOLD has forecasted capital expenditures for the remaining pre-production period from May 1, 2021 onward of $1,908 million.

Sustaining capital and operating costs:

  LOM sustaining capital costs of $1,136 million.

    Lease payments including interest: $156 million.

    CWS: $462 million.

  Concurrent reclamation and closure costs of $83 million included in the analysis over the LOM.

  Open Pit mining (gross cost including CWS): $2.62/t ore mined

  Open Pit mining (net cost excluding CWS): $6.20/t ore milled

  Processing: $7.97/t ore milled.

  Support and G&A: $3.31/t ore milled.

  LOM total operating costs (on-site): $4,073 million (Mine, Processing and G&A).

  Owner's Other Costs (off-site): $2.08/t ore milled (including Royalties and TC/RC's).

  Total unit operating costs: $19.55/t ore milled (on-site + offsite).

  Total operating cash cost: $693/oz Au.

  AISC: $854/oz Au.

Taxation:

  Income tax is payable to the Federal government of Canada, pursuant to the Income Tax Act (Canada). The applicable Federal income tax rate is 15% of taxable income.

  Income tax is payable to the Province of Ontario at a tax rate of 10% of taxable income, including the manufacturing and processing tax credit to the extent that income is allocated to Ontario. Ontario income tax is administered by the Canada Revenue Agency and, since 2008, Ontario's definition of taxable income is fully harmonized with the Federal definition.

  OMT is levied at a rate of 10% on taxable profit in excess of C$500,000 derived from mining operations in Ontario. OMT is deductible in calculating Federal income tax and a similar resource allowance is available as a deduction in calculating Ontario income tax. OMT is not affected by harmonization, accordingly, it is administered provincially by Ontario.

  IAMGOLD's taxation model was relied on for the calculation of income and mining taxes applicable to the cash flow.

4. Cash Flow Analysis

For the scenario that excludes sunk costs the pre-tax NPV at a 5% discount rate is $1,283 million and the after-tax NPV at a 5% discount is $1,109 million.

The LOM total cash cost is $693/oz Au derived from mining, processing, on-site G&A, refining, doré transportation and insurance, royalties, owner's other costs and OMT costs per ounce payable. The AISC is $854/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

The summary of the results of the cash flow analysis is presented in the table below:

Mineral Reserves Statement - October 1, 2021 IAMGOLD Corporation - Côté Gold Project
Item	Discount Rate	Units	Pre-Tax	After-Tax
Free Cash Flow	0%	US$ million	2,056	1,699

NPV at 5% discount	5%	US$ million	1,283	1,109

NPV at 8% discount	8%	US$ million	708	592

NPV at 10% discount	10%	US$ million	422	334

Payback Period		Years	5.00	5.00

IRR		%	14.1%	13.5%

The aforementioned NPVs and IRRs do not include capital expenditures to June 30, 2021. Capital costs spent on the Côté Gold Project prior to May 1, 2022 amount to $1,057 million. IAMGOLD has forecasted capital expenditures of $1,908 million for the remaining pre-production period. An additional $1,136 million of sustaining capital is estimated during the LOM.

Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021.

The updated remaining targeted key milestones are as follows:

  Initiation of processing plant equipment installation: Q2 2022

  Process plant building enclosed: Q2 2022

  Start of owner mining: Q3 2022

  Tailings management facility Phase 1: Q4 2022

  Permanent power available: Q4 2022

  Commissioning completed: Q3 2023

  Commercial production: H2 2023

Throughout most of 2021, no material delays due to the COVID-19 pandemic were experienced at site. Starting in December, with the rapid rise in cases in Ontario and other provinces, the Omicron variant had a negative impact on construction activities. COVID outbreaks during the holidays and in January forced a slower remobilization of the site workforce. Site staffing was approximately 60% of plan in the first part of January with a large number of infections including in the steel construction workforce. Site staffing has continued to ramp up since then and by mid-February has reached plan of approximately 750 to 850 personnel. A mandatory vaccination policy was introduced in January and, by February 1, 100% of the site personnel had at least one dose of vaccine with two doses required by April 1.

For these reasons, the cladding process of the processing plant building lagged in January and February and, although more than 50% complete, is no longer on the critical path following a plan to mitigate these delays and optimize for the mechanical erection access date. The focus now is on driving the start of the concrete works inside the building so mechanical erection can commence in the second quarter and to complete the building cladding when possible.

IAMGOLD cautions that potential further disruptions caused by COVID-19 could impact the timing of activities, availability of workforce, productivity and supply chain and logistics and consequently could impact the timing of actual commercial production.

IAMGOLD's previous estimate of its share of remaining costs to completion, net of leases, from May 1, 2022 onwards was approximately $1,908 million (estimated at a USD/CAD exchange rate of 1.25) ($1,335 million attributable to IAMGOLD) including contingency of $185 million and escalation allowance of $80 million. Inflationary and other cost pressures have since been identified, impacting earthworks, electrical and instrumentation components, operations spare parts and key consumables, freight costs, indirect costs and EPCM services. This has resulted in the projected remaining costs to completion to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

With the appointment of the new Executive Project Director and as a result of, among other things, the circumstances discussed above, the Côté Gold Project team is in the process of evaluating these impacts by completing a risk analysis of schedule and costs along with the evaluation of potential mitigation and/or optimization opportunities in various areas including earthworks, processing, the LOM plan and operations. This evaluation may result in a potential schedule and costs re-baseline which may include an increase in costs to completion. This assessment has commenced and IAMGOLD intends to provide an update before the end of the second quarter of 2022.

On December 19, 2022, IAMGOLD announced it has reached an agreement with Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. ("Sumitomo"), pursuant to which Sumitomo will contribute an approximate $340 million to the Côté Gold Project over the course of 2023. According to the update, the Côté Gold Project remains on track for gold production in early 2024.

On February 2, 2023, and February 16, 2023, IAMGOLD reported that it had completed 73% of the construction at the Côté Gold Project and drill results received for the 2022 drill program continue to highlight the resource expansion potential of the Gosselin deposit both to the south of the recently declared 5Moz Resource estimate and at depth. Significant intercepts include 1.99 g/t gold over 342.2 meters, 1.29 g/t gold over 313 meters, 1.5 g/t gold over 181 meters and 0.66 g/t gold over 388.5 meters. Additional technical studies are planned to complete metallurgical test work and mining and infrastructure studies to review alternatives to optimize the inclusion of Gosselin into future Côté life-of-mine plans.

DIVIDENDS

Metalla's long-term dividend goal is to pay out a target rate of 50% of the annualized operating cash flow of the Company. While Metalla paid monthly dividends to holders of its Common Shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends subsequent to May 31, 2020. The board of directors of the Company will continue to assess the Company's ability to pay dividends during the 2023 financial year.

On December 11, 2017, Metalla's board of directors declared its first cash dividend, and Metalla paid monthly dividends from January 2018 through May 2020. Over the past three most recently completed financial years, Metalla has declared the following dividends:

Financial Year	Payment Date	Amount per Common Share (C$)
January 1, 2020 - December 31, 2020	January 15, 2020 February 17, 2020 March 16, 2020 April 15, 2020 May 15, 2020	$0.004 $0.004 $0.004 $0.004 $0.004

January 1, 2021 - December 31, 2021	N/A	N/A

January 1, 2022 - December 31, 2022	N/A	N/A

Any determination to pay any future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of December 31, 2022, there were 49,467,877 Common Shares issued and outstanding (51,767,476 Common Shares as of the date hereof).

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As of December 31, 2022, there are no outstanding share purchase warrants issued by the Company.

Share Compensation Plan

In 2022, the Company adopted a new share compensation plan (the "Share Compensation Plan") that replaced and superseded all prior compensation plans of the Company. The Share Compensation Plan is a 10% "rolling" plan that provides for the granting of restricted share units (the "RSUs") and options to purchase Common Shares (the "Options"), and reflects our commitment to a long-term incentive compensation structure that aligns the interests of our employees with the interests of its shareholders. The Company's compensation committee (the "Compensation Committee") has been authorized to administer the Share Compensation Plan.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSXV under the symbol "MTA", on the NYSE market under the symbol "MTA" and on the Frankfurt Exchange under the Symbol "X9C". The following table sets forth information relating to the trading of the Common Shares on the TSXV for the months indicated.

TSXV
Period	High (C$)	Low (C$)	Volume
2022
January	9.43	7.85	510,805
February	9.45	7.80	622,680
March	10.40	8.51	929,291
April	9.22	7.05	622,160
May	7.86	6.12	510,150
June	7.72	6.03	322,783
July	6.76	5.44	246,517
August	6.52	5.22	341,062
September	5.61	4.72	540,594
October	6.85	5.16	373,443
November	7.49	5.95	671,537
December	7.95	6.50	633,590

The price of the Common Shares as quoted by the TSXV at the close of business on December 30, 2022 was C$6.59 and on the close of business on March 30, 2023 was C$7.65.

The Common Shares are also listed for trading on the NYSE under the symbol "MTA". The following table sets out the market price range and trading volumes of our Common Shares on the NYSE for the periods indicated.

NYSE
Period	High ($)(1)	Low ($)(1)	Volume
2022
January	7.60	6.11	3,601,452
February	7.45	6.13	3,707,423
March	8.12	6.80	6,469,160
April	7.39	5.46	4,901,111
May	6.17	4.70	5,143,730
June	6.15	4.65	3,593,711
July	5.28	4.21	2,693,052
August	5.10	4.02	3,227,803
September	4.35	3.42	3,619,047
October	5.05	3.70	3,984,407
November	5.58	4.32	3,061,303
December	5.89	4.81	4,227,252

Note:

(1) Market prices have been rounded up to two decimal places.

The price of the Common Shares as quoted by the NYSE at the close of business on December 30, 2022 was $4.91 and on the close of business on March 30, 2023 was $5.61.

Options Issued

The following table summarizes the outstanding stock options granted by the Company as of December 31, 2022.

Expiry Date	Price per Share/Exercise Price per Security	Number and Type of Securities (adjusted for 4:1 consolidation)	Reason for Issuance
March 1, 2023	C$2.56	231,500 Common Shares	Option Grant
September 17, 2023	C$2.92	320,313 Common Shares	Option Grant
January 4, 2024	C$3.24	293,339 Common Shares	Option Grant
January 15, 2025	C$7.66	518,750 Common Shares	Option Grant
November 6, 2025	C$12.85	390,000 Common Shares	Option Grant
April 27, 2026	C$11.73	460,000 Common Shares	Option Grant
August 16, 2027	C$5.98	605,000 Common Shares	Option Grant

RSUs Issued

The following table summarizes the outstanding RSUs granted by the Company as of December 31, 2022.

Date	Price per Share/Exercise Price per Security	Number and Type of Securities	Reason for Issuance
January 15, 2020	C$7.66	6,000 Common Shares(1)	RSU Grant
August 7, 2020	C$11.90	99,500 Common Shares(1)	RSU Grant
April 27, 2021	C$11.73	178,500 Common Shares	RSU Grant
February 11, 2022	C$8.93	47,554 Common Shares(2)	RSU Grant
December 28, 2022	C$6.76	390,000 Common Shares	RSU Grant

Notes:

(1) The issuance of shares pursuant to the RSUs has been deferred by the holders.

(2) 23,777 of which have settled as of the date hereof.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table summarizes the Company's securities subject to restrictions on transfer as of the most recently completed financial year.

Designation of Class	Number of securities held in escrow or that are subject to contractual restriction on transfer(1)	Percentage of Class(2)
Common Shares	4,168,056	8.43%

Notes:

(1) Pursuant to a securityholder rights and obligations agreement, dated December 21, 2022, with First Majestic, 4,168,056 Common Shares held by First Majestic are subject to contractual restrictions on transfer and will be released at 6 month intervals.

(2) The percentage is based on 49,467,877 Common Shares issued and outstanding as of December 31, 2022.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with Metalla and principal occupation of each person who is a director and/or an executive officer of Metalla. Directors are elected at each annual meeting of Metalla's shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed:

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number of Common Shares Owned directly or beneficially
Brett Heath(4) Commonwealth of Puerto Rico	President and director since September 1, 2016 and Chief Executive Officer since June 16, 2017	Chief Executive Officer of the Company since June 2017; President of the Company since September 2016. Mr. Heath also serves as Director and Chairman of Carbon Neutral Royalty Ltd. since 2021; and as Director and Chairman of Nova Royalty Corp. (TSXV: NOVR) since 2020.	1,453,786
Lawrence Roulston(1)(3) (5) Vancouver, British Columbia, Canada	Director since March 1, 2017	Founder of WestBay Capital Advisors, a private corporation providing advisory and capital market expertise to the mining industry. President of Quintana Resources Capital, a private corporation providing advisory services for US private investors. Mining analyst and consultant as well as the editor of Resource Opportunities, an independent publication focused on the mining industry.	85,457
E B Tucker(2)(4) Florida, United States	Director since March 1, 2017	Independent director of Nova Royalty Corp. (TSXV: NOVR). Mr. Tucker also serves as Director of Carbon Neutral Royalty Ltd. Author of Why Gold? Why Now? Former analyst or editor of several leading financial research publications including Stansberry's Investment Advisory, The Bill Bonner Letter, The Casey Report, Strategic Investor and Strategic Trader.	501,271

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number of Common Shares Owned directly or beneficially
Alexander Molyneux(1)(3) Taipei City, Taiwan	Director since March 1, 2018

Mr. Molyneux currently serves as a Non-Executive Director of Galeana Mining Ltd. (ASX:G1A) and previously served as the CEO of Galeana Mining Ltd. (2018 - 2021).

He currently serves as Non-Executive Director of Comet Resources Ltd. (ASX: CRL) (2019 – present) and Non-Executive Chairman of Tempus Resources Ltd. (ASX: TMR / TSXV: TMRR) (2018 – present).

Prior roles include being Chief Executive Officer of one of the world’s largest publicly listed uranium producers, Paladin Energy Ltd. (ASX: PDN) (2015 – 2018); Non-Executive Chairman of Argosy Minerals Ltd. (ASX: AGY) (2016 – 2022); Azarga Metals Corp. (TSXV: AZR) (2016 – 2021); Non-Executive Director of Goldrock Mines Corp. (TSXV: GRM) (2012 – 2016); CEO and director of SouthGobi Resources Ltd. (TSX: SGQ) (2009 – 2012), an Ivanhoe Mines Group company.

Prior to these mining industry executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong.

105,927
James Beeby(2) North Vancouver, British Columbia, Canada	Director since May 14, 2019	Partner, Bennett Jones LLP (June 2018 - present); Partner, McCullough O'Connor Irwin LLP (January 2009 - June 2018).	11,805
Douglas Silver(2)(3)(5) Colorado, United States	Director since April 28, 2021

Mr. Silver currently serves as a director for Chakana Copper Corp. (TSXV: PERU).

Mr. Silver was previously the Portfolio Manager of Orion Resource Partners, one of the world's largest mining private equity firms (managing approximately $6B in assets) and directly managed the $1.1B sale of Orion's royalty and streaming portfolio to Osiko Gold Royalties. Mr. Silver retired from Orion in December 2020.

In 2018, Mr. Silver was inducted into the U.S. National Mining Hall of Fame. He holds an M.Sc. in Economic Geology from the University of Arizona and a B.A. in Geology and Zoology from the University of Vermont. He is also known for his philanthropic work with educators, women's issues and industry non-profits.

Mr. Silver is the founder of the Denver Gold Group, today the world's most prestigious gold investment conference.

Mr. Silver has been a director of Nova Royalty Corp. (TSXV: NOVR) since February 2023.

18,400

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number of Common Shares Owned directly or beneficially
Amanda Johnston(1) Oakville, Ontario, Canada	Director since August 16, 2022	Mrs. Johnston currently serves as a director for Manitou Gold Inc. (TSXV: MTU). Mrs. Johnston also serves as the Vice President, Finance, of Osisko Mining Inc. (TSX: OSK).	2,678
Saurabh Handa Vancouver, British Columbia, Canada	Chief Financial Officer since November 1, 2020	Director and Chair of the Audit Committee for K92 Mining Inc. (TSX: KNT); Director and Chair of Audit Committee for Carbon Streaming Corp. (NEO: NETZ); Principal of Handa Financial Consulting Inc.; Chief Financial Officer of Titan Mining Corp.; Vice President, Finance of Imperial Metals Corp.; Chief Financial Officer of Meryllion Resources Corp.	0
Drew Clark Toronto, Ontario, Canada	VP Corporate Development since January 2, 2018	VP Corporate Development of the Company since January 2018. Mr. Clark currently serves as a director of Visionary Gold Corp. (TSXV: VIZ).	1,500
Sundeep Sara Mississauga, Ontario, Canada	VP Acquisitions since January 1, 2022	VP Acquisitions of the Company since January 1, 2022.	200

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number of Common Shares Owned directly or beneficially
Kim C. Casswell Vancouver, British Columbia, Canada	Corporate Secretary since May 26, 2017	Corporate Secretary of Seabord Services Corp., a private company that provides office, reception, secretarial, accounting and corporate records services to public and private companies (2009 - present). Ms. Casswell has been and currently still is Corporate Secretary to a number of TSXV and Canadian Securities Exchange listed companies.	7,000

Notes:

(1) Member of the audit committee of the Company (the "Audit Committee"). Mr. Roulston serves as Chairman of the Audit Committee.

(2) Member of the corporate governance and nominating committee (the "CG&N Committee"). Mr. Beeby serves as Chairman of the CG&N Committee.

(3) Member of the Compensation Committee. Mr. Roulston serves as Chairman of the Compensation Committee.

(4) Member of the ATM committee of the Company (the "ATM Committee").

(5) Member of the ESG Committee. Mr. Roulston serves as Chairman of the ESG Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 2,188,024 Common Shares, representing approximately 4.2% of the total number Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

During the period between August 2015 to July 2018, Mr. Molyneux was the Chief Executive Officer of Paladin Energy Limited ("Paladin") and on February 2, 2018, Paladin announced the effectuation of a deed of company arrangement dated December 8, 2017 and the completion of a restructuring. On October 4, 2017 a cease trade order was issued against Paladin due to its failure to file certain continuous disclosure documents, but following the effectuation of the deed of company arrangement and filing of the necessary disclosure documents, the cease trade order was lifted in 2018.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company,

(i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to,

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Roulston became a director of KBL Mining Ltd. ("KBL") in March 2015, a company listed on the Australian Stock Exchange at the time, as a result of being the director nominee of Quintana Resources Capital ULC (an investor in KBL by way of a streaming transaction which was secured by KBL's Mineral Hill mine). On September 7, 2016, Mr. Roulston resigned his position as director and on September 8, 2016, KBL was placed into voluntary administration and on September 19, 2016, receivers were appointed. KBL is now permanently suspended from trading.

Mr. Handa was a director of Banks Island Gold Ltd. ("Banks Island") from June 7, 2011 to July 28, 2015. On January 8, 2016, Banks Island announced its intention to make an assignment into bankruptcy and Industry Canada accepted that assignment effective January 8, 2016. The assignment was also filed with the Office of the Superintendent of Bankruptcy on the same day.

Mr. Molyneux was a director of Ivanhoe Energy Inc. ("Ivanhoe Energy") during the period of October 2010 to August 2014 and on February 20, 2015 Ivanhoe Energy filed notice of intention under the provisions of the Bankruptcy and Insolvency Act (Canada) and on June 1, 2015 it was deemed bankrupt.

Conflicts of Interest

To the best of the Company's knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. Moreover, James Beeby is a partner of Bennett Jones LLP which provides legal services to the Company from time to time.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any material legal proceedings or regulatory actions as of the date of this AIF. The Company is not aware of any material contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No directors, executive officers or principal shareholders of the Company or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which the Company has participated in its three most recently completed financial years, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The Company entered into the following material contracts within the fiscal year ended December 31, 2022, or since such time or before such time that are still in effect, other than in the ordinary course of business:

         the Beedie Loan Facility in the aggregate amount of C$32.0 million and the First Supplemental Loan Agreement to the Beedie Loan Facility – see “General Development of the Business – Current Business of Metalla – 3 Year History – Amendment, Conversion and Drawdown of Beedie Loan Facility” for further information.

INTERESTS OF EXPERTS

The scientific and technical information contained in this AIF was reviewed and approved by Charles Beaudry, M.Sc., P.Geo. and géo. and a "Qualified Person" as defined in NI 43-101.

To the knowledge of Metalla, Mr. Beaudry holds less than 1% of the outstanding Common Shares or of any associate or affiliate of Metalla as of the date hereof. Mr. Beaudry has not and will not receive any direct or indirect interest in any securities of Metalla as a result of the review and approval of the scientific and technical disclosure included in this AIF.

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and all relevant US professional and regulatory standards.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company's board of directors. A copy of the charter is attached hereto as Schedule "A". In the opinion of the board of directors of the Company, all members of the Audit Committee are “financially literate” and “independent,” as such terms are defined by (i) National Instrument 52-110 – Audit Committees; (ii) the NYSE American LLC Company Guide; and (iii) Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

The following are the current members of the Audit Committee:

 Lawrence Roulston(1)

 Amanda Johnston

 Alexander Molyneux

 Note:
 (1) Chairman of the Audit Committee

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Name of Member	Education	Experience
Lawrence Roulston	Bachelor of Science - Geology University of British Columbia

Mr. Roulston is a mining professional with over 40 years of diverse hands-on experience and currently provides business advisory and capital markets expertise to the junior and mid-tier sectors of the mining industry. From 2014 to 2016, he was President of Quintana Resources Capital, which provided resource advisory services for US private investors, focused primarily on streaming transactions. Prior to that, Mr. Roulston was a mining analyst and consultant, as well as the editor of "Resource Opportunities", an independent investment publication focused on the mining industry.

Mr. Roulston was also an analyst or executive with various companies in the resources industry, both majors and juniors and he has graduate level training in business.

Mr. Roulston has experience serving as a member of the compensation committees of the board of directors of several companies.

Amanda Johnston	Bachelor of Accounting (Honours) - Brock University Chartered Accountant Designation

Mrs. Johnston obtained her Chartered Accountant designation in 2012 and has over 15 years of experience in both the mining industry and audit and assurance groups.

Mrs. Johnston currently serves as the Vice President, Finance, for Osisko Mining Inc., with a preceding position as Director of Finance. Prior to joining Osisko Mining Inc., she held multiple roles at Corsa Coal Corp. and Collins Barrow LLP (now RSM Canada LLP).

Mrs. Johnston also serves on the Audit Committee for Manitou Gold Inc., a position she has held since June 2021.

Name of Member	Education	Experience
Alexander Molyneux	Bachelor of Economics - Monash University, Australia Graduate Diploma of Mineral Exploration, Geoscience - Curtin University (WA School of Mines), Australia

Mr. Molyneux is an experienced metals and mining industry executive and financier and currently serves as an executive officer and/or director of a number of publicly listed companies.

Prior to these executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong. As a specialist resources investment banker, he spent approximately 10 years providing advice and investment banking services to natural resources corporations.

Mr. Molyneux continues to be based in Asia where he has an extensive network within the institutional investment community and local participants in the metals and mining industry.

The board of directors of the Company has determined that at least two members of the Audit Committee, Lawrence Roulston and Amanda Johnston, (i) are financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide; (ii) are each an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K; and (iii) are independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by Company's external auditors; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a)  constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the external auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non-audit services; and

(c) are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.

All non-audit services performed by the Company's external auditors for the period ended December 31, 2021 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

KPMG LLP acted as the Company's independent registered public accounting firm for the fiscal years ended December 31, 2022 and December 31, 2021. The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Auditor	Audit Fees (1) (C$)	Audit Related Fees (2) (C$)	Tax Fees (3) (C$)	All Other Fees (4) (C$)
December 2022	KPMG	$421,736	$Nil	$Nil	$Nil
December 2021	KPMG	$400,657	$Nil	$Nil	$Nil

Notes:

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and which are not included under the heading "Audit Fees".

(3) Fees billed for preparation of Company's corporate tax return.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

OTHER COMMITTEES

Compensation Committee: The Compensation Committee is responsible for reviewing of all compensation (including stock options) paid by the Company to the board of directors, executive officers and employees of the Company and any subsidiaries, reporting to the board of directors on the results of those reviews and making recommendations to the board of directors for adjustments to such compensation. The Compensation Committee consists of three directors, all of whom are independent (outside, non-management) directors (Lawrence Roulston - (Committee Chairman), Alexander Molyneux and Douglas Silver). Each member of the Compensation Committee has direct experience relevant to their responsibilities on the Compensation Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Company's industry.

CG&N Committee: The CG&N Committee is be responsible for advising the board of directors of the appropriate corporate governance procedures that should be followed by the Company and the board of directors and monitoring whether they comply with such procedures. The CG&N Committee consists of three directors, all of whom are independent (outside, non-management) directors (James Beeby - (Committee Chairman), and E.B. Tucker, and Douglas Silver).

ATM Committee: The ATM Committee is responsible for (i) overseeing and administering the ATM Program (as defined above); (ii) the issuance of Common Shares through the Agents in accordance with the New Distribution Agreement within certain parameters established by the board of directors; and (iii) providing weekly and monthly reports to the board of directors regarding the status of the ATM Program and any Common Shares sold thereunder. The ATM Committee consists of two directors (Brett Heath and E.B. Tucker). Due to the additional work being undertaken by Mr. Tucker on the ATM Committee, Mr. Tucker is paid an additional fee of $9,500 per month for his work on the ATM Committee.

ESG Committee: The ESG Committee is responsible for (i) implementing the Company's ESG policy, (ii) evaluating and monitoring the ESG performance of the companies which operate the properties in which the Company has a Royalty or Stream interest or is considering acquiring such an interest, and (iii) preparing reports to the board of directors on ESG performance and related matters. The ESG Committee consists of two directors, all of whom are independent (outside, non-management) directors (Lawrence Roulston - (Committee Chairman) and Douglas Silver).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company to be filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the financial year ended December 31, 2022.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

I.  MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Metalla Royalty & Streaming Ltd. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1. The quality and integrity of the Company's financial statements and other financial information;

2. The compliance of such statements and information with legal and regulatory requirements;

3. The qualifications and independence of the Company's independent external auditor (the "Auditor"); and

4. The performance of the Company's internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B. Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be "financially sophisticated", as defined in the AC Rules, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C. Appointment and Removal

In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1) Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2) Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3) Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5) Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6) Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7) Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a) constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non-audit services; and

(c) are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8) Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

9) Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

10) Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

11) Review management's report on, and assess the integrity of, the internal controls over the financial reporting of the Company and monitor the proper implementation of such controls.

12) Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

13) Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

b) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14) Review and recommend to the Board for approval the Company's annual and interim financial statements, annual and interim Management's Discussion and Analysis, Annual Information Form, annual report filed pursuant to the Exchange Act on Form 40-F (or such other form as may apply), future-oriented financial information or pro-forma information, and other financial disclosure in continuous disclosure documents, including within any annual or interim profit or loss press releases, and any certification, report, opinion or review rendered by the external auditor, before the Company publicly discloses such information.

15). Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16). Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Related Party Transactions

17) Review and approve related party transactions as required under applicable AC Rules.

Manner of Carrying Out its Mandate

18) Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

19) Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

20) Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

21) Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

22) Make periodic reports to the Board as is necessary or required.

23) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24) Annually review the Committee's own performance.

25) Provide an open avenue of communication between the Auditor and the Board.

26) Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C. Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D. Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This amended Charter was approved by the Board of Directors on August 21, 2020.